5/27


03050821

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Del Monte Pacific Ltd

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5068 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 5/28/03

Passion To Perform


Del Monte
Quality

Del Monte Pacific Limited

Annual Report 2002

Mission Statement

Our mission is to be a leading fully integrated Asian-based international food and beverage company that develops and markets quality branded products to customers all over the world.

Corporate Profile

Del Monte Pacific Limited is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products. We own the Del Monte brand in the Philippines, where we enjoy leading market shares across all major categories, and operate one of the world's largest integrated pineapple production facilities. We also possess the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent, and have long-term supply agreements with Del Monte trademark owners and licensees in North America, Europe and Asia.

Contents

Performance Highlights

- Turnover increased by 8% on higher pricing and volume
- Net profit grew by 19% to US$35.2 million in a challenging year
- Higher dividend declared for a record payout of 60% and yield of 8%
- Strong balance sheet with net cash of US$12.6 million
- Value-added sales to Europe/ North America expanded by 28%
- Contribution of new products in Asia tripled to 6% of turnover

Financial Highlights

Financial Year Ended 31 December (Amounts in US$ million unless otherwise stated)	**2002**	2H02	1H02	**2001**	2H01	1H01	**2000**	**1999**	**1998**[1]
Profitability									
Turnover	**196.4**	111.7	84.7	182.3	102.0	80.3	200.4	209.9	185.6
EBITDA	**43.7**	27.9	15.8	37.5	22.9	14.6	42.6	51.5	50.0
Margin (%)	**22.3**	25.0	18.7	20.6	22.5	18.2	21.3	24.5	26.9
Profit from Operations	**39.1**	25.5	13.6	33.1	20.2	12.9	38.6	47.9	46.7
Net Profit	**35.2**	22.0	13.2	29.5	18.0	11.5	34.8	42.6	35.1
Margin (%)	**17.9**	19.7	15.6	16.2	17.6	14.3	17.4	20.3	18.9
Return on Equity (%)	**24.7**	nm	nm	22.8	nm	nm	25.9	34.5	56.3
Balance Sheet									
Net Cash (Debt)	**12.6**	12.6	0.1	17.1	17.1	(1.1)	39.8	34.8	(24.0)
Fixed Assets	**48.4**	48.4	47.1	43.8	43.8	36.5	33.8	31.9	29.4
Total Assets	**199.6**	199.6	194.5	185.0	185.0	169.4	196.0	201.3	142.2
Shareholders' Equity	**142.7**	142.7	129.4	129.2	129.2	110.1	134.3	123.3	62.4
Cash Flow									
Cash Flow from/(used in) Operations	**26.5**	nm	nm	26.1	nm	nm	36.0	46.1	37.0
Capital Expenditure	**10.3**	5.9	4.4	14.9	9.1	5.8	11.1	6.5	7.6
Share Statistics[2]									
Number of Shares (million)	**1,072**	1,072	1,072	1,072	1,072	1,072	1,138	1,143	1,000
Share Price (Singapore cents)	**43.0**	43.0	46.5	38.0	38.0	45.5	46.0	81.0	na
Share Price (US cents equivalent)[3]	**23.9**	23.9	25.4	21.2	21.2	25.7	26.7	48.8	na
Market Capitalisation (S$ million)	**461.0**	461.0	498.3	407.4	407.4	487.8	523.5	925.7	na
Market Capitalisation (US$ million)	**256.1**	256.1	272.3	227.6	227.6	275.6	304.3	557.7	na
Earnings Per Share (US cents)	**3.28**	2.05	1.24	2.73	1.68	1.06	3.04	4.02	3.51
Price Earnings Multiple (x)	**7.3**	nm	nm	7.8	nm	nm	8.8	12.1	na
Dividend Per Share (US cents)	**1.97**	1.56	0.41	1.38	nm	na	1.25	0.51	1.50
Dividend Per Share (Singapore cents)[4]	**3.47**	2.76	0.71	2.53	nm	na	2.21	0.85	na
Dividend Yield (%)	**8.1**	6.4	1.5	6.6	nm	na	4.8	1.0	na
Dividend Payout (%)	**60.0**	76.0	33.0	50.0	nm	na	40.0	33.0	43.0
Net Tangible Asset Per Share (US cents)	**12.42**	12.42	11.16	11.13	11.13	9.33	10.90	9.87	5.14
P&L rate: US$1 : S$	**1.80**	1.80	1.83	1.79	1.79	1.77	1.72	1.66	na

(1) The comparative figure of the Group for 1998 was derived from the financial statements of the subsidiaries based on merger accounting. This figure was adjusted for prior year adjustments resulting from a change in accounting standards as stated in the 2000 financial statements.

(2) The Company was listed on 2 August 1999 on the Singapore Exchange (SGX). On 20 December 1999, the SGX approved the conversion of the Company's quotation of shares to Singapore dollars from US dollars.

(3) The Company's reporting currency is US dollars. Singapore cent share prices are converted to US cents for the purpose of computing financial ratios.

(4) Dividend per share (Singapore cents) is based on the actual exchange rate at the respective time of dividend payment.

na - not applicable
nm - not meaningful

	TURNOVER (US$ million)	GROSS MARGIN (%)
2002	196.4	29.6
2001	182.3	29.8

	EBITDA (US$ million)	EBITDA MARGIN (%)
2002	43.7	22.3
2001	37.5	20.6

	NET PROFIT (US$ million)	NET PROFIT MARGIN (%)
2002	35.2	17.9
2001	29.5	16.2

	EARNINGS PER SHARE (US cents)	RETURN ON EQUITY (%)
2002	3.28	24.7
2001	2.73	22.8

	DIVIDEND PER SHARE (US cents)	NET TANGIBLE ASSET PER SHARE (US cents)
2002	1.97	12.42
2001	1.38	11.13



Passion To Perform


Del Monte
Quality

9:15 pm On a Friday night, a Del Monte salesman makes his rounds to supermarkets to ensure stock availability, in preparation for the busy weekend. He knows this is when peak sales are made, so there is no room for slack. With the Mobile Sales Office system, he can place orders for immediate fulfillment. In our core Asian market, our dynamic direct sales force, efficient distribution network and supply chain, and up-to-date systems have revolutionised customer service. Our trade order fill of 98% is an industry benchmark!

Share Performance


Base = 100
DEL MONTE PACIFIC RELATIVE SHARE PRICE PERFORMANCE
110
105
100
95
90
85
Del Monte Pacific outperformed the Straits Times Index for the first quarter of 2003 and most of 2002
Straits Times Index
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
2002
2003


DEL MONTE PACIFIC SHARE PRICE AND VOLUME
Volume
(in million shares)
1.5
1.2
0.9
0.6
0.3
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
2002
2003

	January-March 2003	2002	2001
Share Price (S$)			
High	0.465	0.490	0.540
Low	0.415	0.370	0.300
End of period	0.440	0.430	0.380
Average	0.435	0.430	0.410
Average Turnover			
Value (S$)	150,345	181,483	272,817
Volume (shares)	342,770	424,665	601,665

Letter to Shareholders

Del Monte Pacific achieved excellent results in 2002 despite the difficult global economic and operating environment. In the face of these challenges, our people responded remarkably, driven and united by an unrelenting resolve to be best in class – a shared ***Passion to Perform***.

Fuelled by this passion, our 6,000 employees worked together to expand our base business and excite consumers with innovative products, while controlling expenses through active cost management and investments in technology.

Performance Scorecard

As a result, we marked the year with an impressive record of achievements:

- Turnover grew by 8% to US$196.4 million, reflecting a 6% rise in prices and a 2% increase in volume
- Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) of US$43.7 million was 17% higher than the previous year, reflecting the benefit of lower distribution and selling expenses
- Net profit increased by 19% to US$35.2 million
- Net profit in the second half of 2002 rose 22% year-on-year, marking the third successive half-year period of double-digit net profit growth
- Net profit margin improved to 18% from 16%
- Net tangible asset (NTA) per share rose to 12.4 US cents from 11.1 US cents

Underlying this solid financial performance were a number of important operational accomplishments:

- Sales in Europe/North America of higher-margin, value-added products such as tropical fruit in glass jars increased by 28% from the previous year
- Volume in Asia grew by 12% driven by strong demand for processed pineapple products
- We successfully defended our leading market share position in our core Asian market, the Philippines, despite heightened competition
- Furthermore, we increased our market share in five product categories: pineapple juice, juice drinks, pineapple solids, mixed fruits and tomato sauce

Net cash flow from operating activities remained healthy at US$26.5 million versus US$26.1 million in the previous year. We continued to invest in quality and productivity-enhancing initiatives in line with our strategy to migrate our product mix to value-added products. We spent US$10.3 million in capital expenditures in 2002, of which US$6.6 million went into cannery upgrades.

We maintained a strong balance sheet at the end of 2002 with net cash of US$12.6 million after capital expenditures and payment of a maiden interim dividend of US$4.4 million in August 2002. Without the interim dividend, net cash would have been comparable to the level of US$17.1 million at the end of 2001.

Letter to Shareholders

Higher Dividends

In view of the Company's strong performance, your Board of Directors declared a final dividend per share of 1.56 US cents (2.76 Singapore cents), representing a payout of 76% of second-half 2002 net profit. Combined with the interim dividend of 0.41 US cents (0.71 Singapore cents), payout for the full year totalled 60% of net profit.

The total dividend payment for the year of 1.97 US cents (3.47 Singapore cents) generates a dividend yield of 8% based on current prices, one of the highest among Singapore-listed companies.

Growth Strategy

While we are gratified by the growth we achieved in the year in review, our goal is to continuously seek ways to strengthen our long-term growth platform and enhance shareholder value.

In keeping with our strategy, we will maintain our focus on shifting to higher-margin products. Equally, continuing our flow of innovative and consumer-appealing new products is critical to support our growth in our core Asian market.

Our considerable capital investments over the last few years have been focused on new technologies and processes, and we expect those initiatives to bear fruit over the coming years.

We also believe that it is important for us to expand our product and operations base through acquisitions or new development projects. We are actively evaluating a range of projects in this area and are confident that we will find opportunities that meet our criteria.

2003 Outlook

The Group expects economic, business and competitive conditions to remain very challenging in 2003. Against these uncertainties, our focus will be to capitalise on our fundamental strengths and execute against our key strategies.

As a result, we expect continued growth from new products, the effect of shifting to value-added products, and tight cost control to counter the impact of higher costs and level pricing.

Overall, barring any unforeseen circumstances, the Group expects to achieve a slight improvement in net profit in 2003 compared to 2002.

Corporate Governance

While the chain of high-profile corporate failures over the past 18 months has dramatically raised public consciousness about corporate governance, Del Monte Pacific has consistently endeavoured to practice it at the highest level.

In this important area, we recently formed a Nominating Committee, and a Remuneration and Share Option Committee, each chaired by an Independent Director and comprised by a majority of Independent Directors.

We are committed to constantly review and elevate our standards of corporate governance in line with the best practices recommended by the Singapore Exchange.

Investor Relations

The Company continues to strengthen investor relations through regular dialogues and continuous engagement with the financial community and the media, and through ongoing efforts to provide easy access to timely and transparent information. We believe effective and fair communication is essential in generating and sustaining interest in the Company.

In line with this, we redesigned our corporate website, www.delmontepacific.com, to provide up-to-date and transparent disclosures in a user-friendly format. We also launched in tandem an email alert system whereby Company updates are disseminated regularly via email.

We are pleased that our efforts to enhance corporate transparency have been recognised. In *CFO Asia* magazine's annual report survey in March 2003, Del Monte Pacific's 2001 annual report ranked number 31 among 144 Asian companies surveyed, and emerged number 7 among Singapore-listed firms.

Our Thanks

We would like to thank Mr Luis P Lorenzo, Jr who retired as Vice-Chairman, for his invaluable contributions to the Group, and congratulate him on his appointment by Philippine President Gloria Macapagal Arroyo as Secretary of Agriculture. Mr Lorenzo is the second member of the Board to join the Philippine cabinet, after Mr Vicente S Pérez, Jr, who was appointed as Secretary of Energy the year before.

We also wish to thank Mr Stefano Di Bella, who retired as Vice-Chairman, Mr Jacques Fragis, who retired as a Director, and Mr Timothy L Chu, who retired as Chief Financial Officer, for their important contributions to the Group.

We would like to extend a warm welcome to our new Vice-Chairman, Mr Aldo Marsegaglia, our other new Directors, Mr Tomas P Lorenzo and Mr Stephen Thorpe, and our new Chief Financial Officer, Mr Kenneth Worsdale.

Conclusion

As we traverse a period of unprecedented global economic and political uncertainty, we are driven to forge ahead with a passion to innovate and grow the business in these trying periods. We draw on the strength of our committed and demanding team to position the Company for better times ahead.

In closing, we want to take this opportunity to express our gratitude and appreciation to our shareholders, business partners, customers, employees, management, and the Board of Directors, for their confidence and belief in Del Monte Pacific's future. We look forward to your continued support.



Tony Chew Leong-Chee
Chairman



Martin P Lorenzo
Joint Managing Director



Thomas F Warner
Joint Managing Director

22 April 2003

Board of Directors



Mr Tony Chew Leong-Chee
Chairman & Independent Director

Mr Tony Chew is Executive Chairman of Asia Resource Corporation, which has diversified business interests in the Asian region. He also serves on the boards of Keppel Corporation, IES Holdings, Macondray Corporation, RHB Cathay Securities, and KFC Vietnam. In Singapore, he plays an active role in promoting regional businesses. He is Council Member of the Singapore Business Federation, Chairman of Vietnam Business Club, and member of the ASEAN Business Advisory Council, Vietnam Singapore Commission for Cooperation, Myanmar Business Group, and the Economic Review Subcommittee for Entrepreneurship and Internationalisation.



Mr Aldo Marsegaglia
Vice-Chairman

Mr Aldo Marsegaglia is an honours graduate in Chemical Engineering with 18 years work experience in food manufacturing and consumer goods companies. He is the CEO of Cirio Del Monte NV, and serves on the Boards of Cirio Del Monte Foods International Ltd, The Just Juice Company Ltd and Thai-listed Siam Agro Industry Public Company Ltd (SAICO), among others. For six years, he was the CEO of the European consumer goods division of Eridania Beghin Say SA, a French agro-industrial group.



Mr Martin P Lorenzo
Joint Managing Director

Mr Martin P Lorenzo holds an MBA from the Wharton School, University of Pennsylvania, major in Finance and Corporate Strategy. He is Chairman of the Board of two Philippine-listed companies, Macondray Plastics, Inc and Pancake House, Inc. He is Acting Chairman of Del Monte Philippines, Inc and holds many other directorships. He is President of Macondray & Co, Inc, a Philippine-based investment holding company. Mr Lorenzo brings a wealth of experience in M&A, agribusiness and food retailing to the Company.



Mr Godfrey E Scotchbrook
Independent Director

Mr Godfrey E Scotchbrook is a specialist in corporate communications and crisis management for over 30 years. He founded Scotchbrook Communications, a firm focused on investor relations, and was Regional Director for Asia of Burson-Marsteller, one of the world's leading public relations companies. A proponent of good corporate governance, he is an Independent Director of Hong Kong GEM-listed Convenience Retail Asia and a non-executive Director of Boustead Singapore Ltd. He is a Fellow of the Hong Kong Management Association and also of the British Institute of Public Relations.



Mr Patrick L Go
Director

Mr Patrick L Go holds a Bachelor's degree in Economics from the Wharton School, University of Pennsylvania, and an MBA from the Darden School, University of Virginia. He is CEO of Paramount Life & General Insurance Corporation, and a senior consultant to the Soros-affiliated Philippine Discovery Investment Company Ltd. Mr Go has over 20 years experience in corporate finance and venture capital having worked for Credit Suisse First Boston, Bank of America Asia Ltd and Bankers Trust Company.



Mr Tomas P Lorenzo
Director

Mr Tomas P Lorenzo holds an MBA in Finance from the Wharton School, University of Pennsylvania. He is President of Lapanday Holdings Corporation and Vice-Chairman of Lapanday Foods Corporation, a producer and marketer of tropical fruit, and the largest exporter of bananas in the Philippines. He also serves on the Boards of Del Monte Philippines, Inc, Macondray & Co, Inc and Amalgamated Investment Bancorporation, among others. He brings considerable experience in finance and agribusiness to the Company.



Mr Thomas F Warner
Joint Managing Director

Mr Thomas F Warner is Managing Director of Cirio Del Monte Foods International Inc in the United Kingdom, where he was previously Supply Chain and Operations Director. He has worked for Del Monte companies worldwide for almost 30 years primarily in operations, including experience in pineapple and tropical fruit production in the Philippines, Thailand and Kenya. Mr Warner was Managing Director of the Thai-listed Siam Agro Industry Public Company Ltd (SAICO).



Mr Filippo Fucile
Director

Mr Filippo Fucile holds a Master of Science degree in Economics from the London School of Economics and is a qualified CPA. He is Executive Vice-President and Group CFO of Cirio Del Monte NV of the Cirio Group, Italy's top producer of tomato products and a leading canned food producer in Europe, exporting to more than 70 countries. He is also Director of Milan-listed Cirio Finanziaria SpA, the holding company of the Cirio Group, which includes Lazio, a leading Italian soccer team and Bombril, a market leader in detergents in Brazil.



Mr Richard W Blossom
Director

Mr Richard W Blossom is the Managing Director of the Company's Singapore-based subsidiary, DMPL Management Services Pte Ltd. He obtained his MBA in Marketing from New York University's Stern School of Business. He has over 25 years experience in general management, marketing, sales, distribution and logistics of fast moving consumer goods, having served as President of Pepsi-Cola Asia Pacific, PepsiCo Foods Asia Pacific, Revlon Asia Pacific, and CEO of Dohler Asia and EAC Consumer Products.



Mr Michael Hwang
Independent Director

Mr Michael Hwang earned his law degree at Oxford University. He is a Senior Counsel and former Judicial Commissioner of the Supreme Court of Singapore. He is a leading litigation lawyer and arbitrator, with accreditation in 11 countries. He is an Arbitrator of the Permanent Court of Arbitration at The Hague, and Member of the International Council for Commercial Arbitration in Paris. He also serves as Commissioner of the UN Compensation Commission in Geneva. He was a Partner of Allen & Gledhill, Singapore's largest law firm, for over 30 years.

Executive Officers



Mr Stephen Thorpe
Director

Mr Stephen Thorpe holds a Master of Arts degree from Oxford University. He is Managing Director of Cirio Del Monte Northern Europe Ltd which covers the United Kingdom and all major continental European markets. In the past 25 years, he has worked in the food and beverage industry throughout Europe, including assignments with Unilever and Cadbury Schweppes. He has worked for Del Monte for 15 years. He currently serves on the Boards of Cirio Del Monte Foods International Ltd and Cirio Del Monte Northern Europe Ltd, among others.



Mr Alejandro T Castillo
President, Del Monte Philippines, Inc

Mr Alejandro T Castillo completed the Senior Executive Programme at Stanford University's Graduate School of Business. He has served the Company in various key capacities since 1982 including Senior Vice-President and Managing Director for the Philippine Market, and Regional Director for the Far East Markets. Previously, he worked for Procter & Gamble, Pepsi-Cola and Warner-Lambert in the Philippines, where he held executive positions in market development, brand management, and sales and division management.



Mr Kenneth Worsdale*
CFO, Del Monte Pacific Limited

Mr Kenneth Worsdale is a US Certified Public Accountant and a South African Chartered Accountant. He has over 20 years experience in finance working in various multinational firms. He was most recently CFO for United Agri Products, a subsidiary of the US multinational, Conagra Foods Inc. He also worked as Regional CFO for Dole Food's Asian operations and Worldwide CFO for Camus International. His career began with KPMG and he also worked in various executive capacities in the toy and gift industry.

* joined on 24 March 2003



Mr Richard W Blossom
MD, DMPL Management Services Pte Ltd

(See above)

Financial Overview

Turnover

Amidst a difficult economic environment, turnover increased by 8% to US$196.4 million in the year in review from US$182.3 million in 2001, mainly due to higher pineapple solid volume in Asia and improved pineapple juice concentrate prices in Europe/North America.

Turnover in Asia, the Group's largest market, grew by 9% to US$133.8 million driven by a 12% growth in volume. In Europe/North America, turnover rose by 5% to US$62.6 million on the back of a 14% increase in pricing.

By product category, beverage turnover increased by 22% to US$41.4 million due to a 14% growth in prices and a 6% improvement in volume. Processed products turnover rose 5% to US$134.4 million as a result of a 5% increase in prices. Non-processed product sales grew by 4% to US$20.6 million.

Profitability

The Group generated an EBITDA of US$43.7 million, up by 17% from 2001.

Net profit grew by 19% to US$35.2 million from US$29.5 million in 2001 due to higher turnover, lower distribution and selling expenses, and lower taxes.

Second-half 2002 net profit of US$22 million was up by 22% versus second-half 2001, marking the third consecutive half-year period of double-digit net profit growth. Performance in the second half of 2002 was stronger than anticipated due to firmer pricing in Europe/North America and higher volume in Asia.

Return on Equity (ROE) of 25% was higher than the previous year's 23%.

Earnings Per Share

Earnings per share (EPS) rose 20% to 3.28 US cents from 2.73 US cents, reflecting higher net profit and lower average shares in 2002 as a result of the share buyback in the first half of 2001.

Margins

EBITDA margin improved to 22% from 21%, while gross profit margin was maintained at 30% despite rising costs because of effective cost management. Net profit margin of 18% was higher than the previous year's 16%. These margins are well above industry average.

	TURNOVER (US$ million)	**EARNINGS PER SHARE** (US cents)
2002	196.4	3.28
2001	182.3	2.73

Dividends

In light of the Group's favourable performance, the Directors decided to return more cash to shareholders by declaring a final dividend per share of 1.56 US cents (2.76 Singapore cents). Coupled with the interim dividend of 0.41 US cents (0.71 Singapore cents), this translates to a total dividend for 2002 of 1.97 US cents (3.47 Singapore cents) compared to 1.38 US cents (2.53 Singapore cents) in the prior year. This dividend represents a 60% payout of full-year 2002 net profit, higher than the prior year's 50%, and the Group's minimum payout policy of 33% of net profit. The total dividend in 2002 will generate a yield of 8% at current prices, significantly better than most Singapore-listed companies.

Balance Sheet

In the year in review, Del Monte Pacific maintained a healthy balance sheet with a net cash position of US$12.6 million after taking into account the 2001 maiden interim dividend payment of US$4.4 million and capital expenditures.

Fixed assets increased with capital investments of US$10.3 million in 2002. Funded substantially by internally generated cash flow, the Group invested in new operations technology and equipment to produce value-added products, enhance quality, customise products to meet customer requirements, increase efficiency and lower costs.

As at 31 December 2002, shareholders' equity of US$142.7 million was higher than the prior year's US$129.2 million, driven mainly by improved profitability.

Net tangible asset (NTA) per share increased to 12.42 US cents from 11.13 US cents as a result of higher net profit.

Currency Translation

Year-on-year, the Philippine peso depreciated by about 3% against the US dollar. Although the weak peso had a negative impact on the translation of accounts of the Group's Philippine business into US dollars, the currency translation had a net positive impact on the financial results of the Group as a whole, given its natural hedge from the higher proportion of US-dollar denominated revenues versus costs.

	DIVIDEND PER SHARE (US cents)	**NET TANGIBLE ASSET PER SHARE** (US cents)
2002	1.97	12.42
2001	1.38	11.13

Passion To Delight



11:30 am Kids just enjoy our new pizza sauce! Listening to our consumers and giving them more than they expect is what drives our passion to delight. Our Del Monte Pizza Sauce, for example, makes pizza preparation at home for parties or everyday consumption easy and fun for the entire family. Our tomato-based sauces in inexpensive stand-up pouches and sachets bring joy to those with tighter budgets. They can now cook tasty yet affordable meals as often as they want to. That was why in 2002, our SUP volume grew by 33%.



Year in Review

Market Review

ASIA

Turnover in Asia, accounting for 68% of total turnover, includes the following: direct sales in the Philippines, where Del Monte Pacific owns the Del Monte trademark for premium-branded food products; sales in the Far East, where the Group sells Del Monte-branded processed food products and fresh pineapples through its business partners.

Turnover in Asia increased by 9% to US$133.8 million from US$122.8 million, due primarily to a 12% increase in volume across all processed product categories. The increase in volume more than compensated for the 2% decrease in prices. Pricing was flat in local currency terms, but down in US dollar terms as a result of currency translation.

Profit Before Interest Expense and Tax (PBIT) in Asia increased by 4% to US$26.2 million from US$25.1 million, due largely to the increase in turnover.

In the Philippine market, despite increased competition, volume of processed products grew by nearly 11%, supported by the introduction of new products and the strong performance of the food service business.

We launched a total of 39 new products and line extensions in our core Asian market, including major entries in the large lower-income market such as low-priced tomato sauce mix in sachets, the first in the market, and catsup and tomato paste in the smaller-sized stand-up pouch (SUP) packs. To broaden our product offering in the condiments market, we also launched instant marinades and white vinegar. For the first time, we sold Christmas hampers featuring Del Monte products which proved popular among consumers and corporate accounts. For the food service customers, we introduced several customised products such as dumpling sauce.

The following product categories in the Philippines posted volume growth as follows:

- Pineapple solids, up by 25%, driven by higher market share and a marketing campaign to increase the usage of pineapple as a cooking ingredient
- Mixed fruits, up by 10%, fuelled by sales of the Group's value brand, Today's
- Tomato-based products, up by 9%, spurred by the 33% growth of SUP products such as tomato and spaghetti sauces and catsup
- Beverages, up by 9%, driven by increased distribution of single-serve canned juice drinks, the contribution of new flavours, and expansion of the juice dispenser programme
- Other products, up by 7%, mainly due to higher sales of premium pasta

The Group increased its market share in the following product categories: pineapple juice, juice drinks, pineapple solids, mixed fruits and tomato sauce.



TURNOVER BY MARKET

Asia	68 %
Europe/North America	32 %



PBIT BY MARKET

Asia	66 %
Europe/North America	34 %

In line with the Company's passion to excel, we are proud to announce that in the year in review, we received a number of awards:

- Supplier of the Year Award (first time) by Supervalue Inc, our single-biggest customer operating the SM Supermarkets, the leading supermarket chain in the Philippines
- Supplier of the Year Award (first time) by Philippine Seven Corporation, operator of the 7-11 stores, the leading convenience store chain
- Supplier of the Year Award (fifth time in six years) by Robinson's, another major supermarket operator in the Philippines

EUROPE/NORTH AMERICA

Turnover in this region comprises of sales of processed fruit products and beverages through our business partners.

In 2002, turnover in Europe/North America contributed 32% of the Group's turnover and registered a 5% increase to US$62.6 million from US$59.5 million. This was due to a 14% price increase on the back of improved pineapple juice concentrate prices caused by a product supply shortfall which led to an 8% volume decline.

However, PBIT increased by 40% primarily because of firmer pricing.

To expand our product offering, we introduced easy-open cans for our North American market and began exploring the potential of tropical fruit in glass jars for the European market. Value-added products continued to grow, contributing 6% to our European and North American sales in 2002, up from 5% the prior year.

Product Review

PROCESSED PRODUCTS

Processed products are our largest product category, accounting for 68% of total turnover in 2002. Processed products include pineapple solids in slices, chunks, tidbits, and crushed varieties, tropical mixed fruits, tomato-based and other processed products such as tomato, recipe and pizza sauces, catsups, pasta and condiments.

Turnover of processed products increased by 5% to US$134.4 million in 2002 from US$128.6 million in 2001, due to a 5% increase in prices. Prices in Europe/North America increased by 11%, offsetting a 2% reduction in prices in Asia. Volume of processed products was flat. The 8% increase in volume in tomato-based products, driven by a 33% growth in SUP volume, was offset by a 2% decline in processed fruits.

PBIT of processed products increased by 6% to US$30 million from US$28.4 million, due to the higher turnover.



TURNOVER BY PRODUCT

Processed Products	68 %
Beverages	21 %
Non-processed Products	11 %



PBIT BY PRODUCT

Processed Products	75 %
Beverages	20 %
Non-processed Products	5 %


Del Monte
BRAND
QUALITY
1892
SunFresh
Pineapple
Passion To Innovate



8:30 pm To meet increased demand for the Thanksgiving holiday, our lines are running a second shift to pack the tropical fruit in glass jars. Del Monte loves to innovate! Initially known for our canned pineapples, we have expanded our business to other packaging formats – foil packs, glass jars and plastic cups, and other product lines – tomato-based sauces, pasta and condiments. In 2002, we launched 39 new products for the consumer and food service segments in the Philippines.

Year in Review

BEVERAGES

Beverages consist of juices, juice drinks and pineapple juice concentrate.

Turnover of beverages, which accounted for 21% of the Group's total turnover in 2002, increased by 22% to US$41.4 million compared to the same period last year. The increase in turnover was driven by a 14% increase in prices combined with a 6% increase in volume.

Turnover of beverages in Asia, which accounted for 65% of total beverage turnover, grew by 16% led by an increase in volume of juices and juice drinks. In Europe/North America, beverage turnover increased by 34% due to significantly stronger prices of pineapple juice concentrate, up by 35%, as a result of short supply.

PBIT for beverages increased by 89% to US$7.9 million from US$4.2 million, mainly due to improved pricing in Europe/North America and higher volume in Asia.

NON-PROCESSED PRODUCTS

Non-processed products comprise of fresh pineapples and the non-core cattle business.

Turnover of non-processed products in 2002 increased by 4% to US$20.6 million from US$19.8 million, mainly as a result of a 9% increase in cattle turnover but offset by a 7% decline in fresh pineapple sales.

PBIT for non-processed products decreased by 12% to US$2 million from US$2.3 million largely due to a 9% decrease in fresh pineapple volume.

Kitchenomics Programme

Kitchenomics, a long-standing consumer loyalty programme of Del Monte Pacific's subsidiary, Del Monte Philippines, Inc, continued to expand. Introduced in 1984, Kitchenomics was designed to generate loyal consumption of Del Monte products by providing cooking enthusiasts with cooking and meal planning tips using budget-saving, nutritious and easy-to-prepare recipes.

Since then, Kitchenomics has expanded to include a television cooking show, a recipe Email Club, a consumer website (www.kitchenomics.com), a goodwill greeting card program, regular mailings of the Kitchen Companion newsletters, and cookbooks.

In 2002, Kitchenomics' membership grew to 550,000 members, 17% higher than the previous year. Of these, 480,000 receive recipes through mail on a quarterly basis while the remaining 70,000 through emails every week. Emails have a huge potential in expanding our base of loyal consumers, with the annual membership growing by 34% in the year in review.

We added short-message-service (SMS) as another convenient and effective membership tool in September 2002. After three months, this new channel already generated 15,000 members. It took 10 months for the Email Club to reach this number!

In the fourth quarter of 2002, the Kitchenomics cookbook became the 2nd non-fiction bestseller in major bookstores nationwide, selling at least 600 books a week. We also tied up with Good Housekeeping Philippines to give our members discounts to *Good Housekeeping* magazine subscription as a way of providing value-added benefits to our members.

Production Review

Del Monte Pacific operates one of the world's largest pineapple plantations at 18,600 hectares located in the southern Philippines. In 2002, we produced 710,000 tonnes of processed pineapples, up by 8% over the 659,000 tonnes in the previous year. This is the highest production in the Company's history and accounts for approximately 20% of the world's production of processed pineapples.

Our fully integrated operations, which include an on-site can-making facility and a seaport, ensure the delivery of premium quality and an efficient supply chain from production to market.

With 76 years of operations, we are proud of our long heritage of quality and long-term tenure of our employees. Senior management at Del Monte Pacific comprises a seasoned team with extensive management skills and international business experience. In 2002, our workforce numbered around 5,800 employees.

Productivity Gains

The Group continues to implement cost-reducing and productivity-enhancing programmes, and invests in new technology and equipment to maintain its leadership position in the industry.

Out of total capital expenditures of US$10.3 million, we invested US$6.6 million in our canning facility to produce value-added products, enhance quality, customise products to meet customer requirements, increase efficiency and lower costs. Pineapple recovery at the cannery increased by 7% compared to the previous year and 21% versus 2000 driven by the very high recovery of premium juice.

We took the following initiatives in 2002:

- Installed new processing technology and equipment to produce premium and golden pineapple slices, premium pineapple juice, premium grade fruit syrup, and higher-quality crushed pineapple
- Started the modification of our fruit receiving system to enable the cannery to process riper and better quality fruits to meet market requirements. With 75% fewer turns in the new system, this will significantly reduce fruit bruises and wastage, thus improving product quality. This system will be completed in mid-2003
- Added cooker/coolers for our canned product to meet growing demand for small consumer can sizes. We increased capacity for canned mixed fruit by 50%
- Shifted production to easy-open lids for canned fruits to address the needs of our US and European customers. We increased our shrink wrap packaging capability by 30% to meet market demand
- Increased our toll pack SUP production capacity by 30%


Del Monte
Quality
Fresh Cut
SLICED
PINEAPPLE
In Heavy Syrup
GUARANTEED
Picked and
Packed the
Same Day

Passion To Deliver

7:45 am Guaranteed picked and packed the same day, our processed pineapples are loaded onto ships berthed next to the cannery and transported as far as 10,000 miles to the United States and Europe. A good product is only as good as its availability on the shelf. We now employ the Space Management system in our core Asian market to determine the shelf space proportionate to market share. With 80% share in most categories, the Del Monte name stretches across shelves.



Social Responsibility

Caring for our Environment

Del Monte Pacific is committed to doing its part to protect and preserve the environment for future generations.

We support efforts to produce environmentally-friendly products and packaging, encourage waste reduction, and promote responsible waste management and conservation of energy and water.

We work hard to communicate our environmental policy to our employees. We also believe that participation in conservation efforts is important so government bodies and the private business sector can develop long-term synergistic working partnerships to protect our environment.

The pineapple pulp waste disposal system is just one example of the Group's innovative conservation programmes. Initiated over 40 years ago, it was designed to take excess pineapple pulp and convert it to cattle feed, thereby reducing waste and costs.

Our state-of-the-art waste water treatment plant, built at our seaside cannery, helps protect coastal waters from pollution.

The new deionisation technology at the juice plant has also considerably reduced quantities of excess mill juice disposed to the waste water treatment plant. Excess mill juice is now converted to high-grade pineapple syrup, the world's first water-clear pineapple concentrate, and exported to the United States, Europe and Australia.

At the plantation, tree planting and water-protection programmes are promoted to encourage our staff and residents to conserve natural resources.

For its efforts, Del Monte Pacific has received recognition from the Philippine government and other organisations for its commitment to environmental preservation.

Caring for our Communities

In an effort to serve the needs of families and communities in the Philippines, we founded the Del Monte Foundation, Inc in 1994 with the philosophy of helping communities to help themselves.

As a non-stock, non-profit organisation, the Foundation spearheads social outreach and community development projects geared towards family healthcare, education and skills training.

In 2002, nearly 1,000 out-of-school youths, non-working mothers and heads of families graduated from the Foundation's technical skills training centres.

At these centres, families receive free training in electrical and mechanical technologies, professional driving, food processing and sewing, which we hope will help augment their family incomes and raise their quality of life.

Future Outlook

Economic conditions are expected to remain weak in all of the Group's key markets in 2003.

Following unfavourable pricing in 2000 and the first half of 2001, the Group experienced firmer pricing in the second half of 2001 and the full year 2002. However, prices in 2003 are not expected to strengthen further.

The Group expects a mild El Niño in 2003. Since the Group directly controls its plantation and employs world-class agricultural practices, we expect to be less affected by El Niño than competing producers. However, we still anticipate higher product costs. In addition, we also expect higher packaging costs.

The competitive situation in the Philippines has intensified as new competitors have entered key categories where the Group holds leading market positions. As a result, the Group anticipates to remain under pressure to defend its market position.

In spite of all these risks, barring any unforeseen circumstances, the Group expects to achieve a slight improvement in net profit in 2003 compared to 2002. We will capitalise on our fundamental strengths and execute against our key strategies:

ASIA

- Build our beverage and canned fruit businesses in the Philippines
- Maintain and defend our leading market position in the tomato sauce and mixed fruits categories
- Deepen market penetration of the large, low-income market through the introduction of new products formulated, packaged and specifically priced for this segment
- Expand the food service business
- Enhance sales effectiveness by continuing to train the sales organisation, and increase tertiary trade coverage through sub-distributors
- Launch new products and line extensions for the Asian market
- Develop the industrial and private label segment of the market

EUROPE/NORTH AMERICA

- Shift our product mix towards higher-margin, value-added products such as pineapple and tropical fruits packed in glass jars and plastic cups
- Enhance our customer service
- Develop the market for value-added pineapple derivatives, such as premium grade fruit syrup
- Introduce tropical fruit in plastic cups in Europe
- Migrate concentrate product mix to higher-value, premium concentrate

Risk Management

Group Assets
It is the Group's practice to assess annually with its insurance brokers the risk exposure relating to the assets of, and possible liabilities from, its operations. All insured assets are insured at current replacement values. Additions during the current year are automatically included with provision for inflation-protection. At the end of the financial year under review, all major risks were adequately covered, except where the premium costs were considered excessive in relation to the probability and extent of a loss.

Foreign Currency
In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses forward exchange contracts, foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies. Existing forward exchange contracts cover present and future trade commitments as well as other liabilities.

Inflation
The Group's costs are affected by inflation, and its effects may continue to be felt in future periods. However, the Group has historically mitigated the impact of cost increases by actively controlling its overall cost structure and introducing productivity-enhancing measures.

Cash Management
The Group's cash balances are placed with reputable global and major Philippine banks and financial institutions. They are also invested in short-term government securities. The Group manages its interest rate risk on its interest income by placing the cash balances with varying maturities and interest rate terms.

Credit Risk
The Group sells its products through major distributors and buyers in various geographical regions. Management has a credit risk policy which includes, among others, the requirement of certain securities to be posted to secure prompt observance and performance of the obligations of its distributors and other buyers from time to time. The group monitors its outstanding trade receivables on an ongoing basis. There is no significant concentration of credit risk with any distributor or buyer.

International Business

The Group's overall earnings from its trading activities with international customers are primarily affected by movements in the worldwide consumption of and demand for pineapple products, and the prices for such products. However, the demand and supply risk associated with the Group's international business is minimised by the nature of its long-term supply agreements, five of which are with various Del Monte brand owners around the world. These contracts have various mechanisms with regard to pricing and volume off-take that help limit the downside risk of the Group's international business. In some cases, the Group is protected by the existence of price floors whereby the Group is able to recover its production costs. In other instances, the Group has the right of first refusal to supply additional quantities at prices no worse than those from alternative sources.

Operations

As an integrated producer of processed pineapple and mixed tropical fruit products for the world market, the Group's earnings are inevitably subject to certain risk factors, which include general economic and business conditions, change in business strategy or development plans, weather conditions, crop yields, raw material costs and availability, competition, market acceptance of new products, industry trends, and changes in government regulations, including, without limitation, environmental regulations.

The Group's exposure to these risks is managed through the following processes, among others:

- Development and execution of a realistic long-term strategic plan and annual operating plan
- Securing long-term land leases with staggered terms
- Increasing production and packaging capacity
- Pursuit of productivity-enhancing and efficiency-generating work practices and capital projects
- Focus on consumption-driven marketing strategies
- Continuous introduction of new products and line extensions with emphasis on innovation, quality, competitiveness and consumer appeal
- Increased penetration of high-growth distribution channels
- Building on closer working relationships with business partners
- Close monitoring of changes in legislation and government regulations affecting the Group's business


Passion To Grow



5:30 am While the world sleeps, Del Monte's plantation managers are already up three hours before sunrise planning their day ahead. Such is our passion to grow. Our pervasive culture of hard work, teamwork and innovation for over 75 years is rooted here. With 18,600 hectares of land, we produce about one out of five processed pineapples consumed worldwide. Our fully integrated operations from the field to cannery to seaport ensure premium quality, reliable supply and competitive costs.

Corporate Governance

Del Monte Pacific is committed to effective corporate governance and supports the principles of openness, integrity and accountability advocated by the Singapore Exchange Securities Trading Limited ("SGX-ST") under the new Code of Corporate Governance ("Code").

The key aspects of our Group's corporate governance framework and practices in compliance with the provisions of the Code are discussed below.

Board of Directors

Our Board of Directors is responsible for the overall policies of the Group and for providing direction for corporate actions. It reviews and approves all corporate actions for which shareholder approval is required, and is responsible for monitoring Management's performance.

Our Board comprises three executive and eight non-executive directors, three of whom are independent. While the Company is not in total compliance with the recommendation that at least a third of the Board comprise of independent directors, by reason of arrangements under the Pool Agreement dated 23 July 1999 between controlling shareholders, Del Monte Holdings Ltd and MCI, Inc, there continues to exist a strong and independent element in the Board. Apart from the three independent directors, some of the other non-executive directors do not have any relationship either with the Company or its related companies save for their appointment pursuant to their nomination by certain shareholder groups. In addition, the office of the Chairman is held by an independent director. The recently formed Nominating Committee will be reviewing the composition of the Board and will be submitting appropriate recommendations for the Board to consider.

Our directors bring with them invaluable experience, extensive business networks and expertise in specialised fields such as mergers and acquisitions, corporate finance and restructuring, marketing and business development, risk and crisis management, investor relations, commercial and international law. The size, composition and blend of experience of the current Board allow discussions on matters of policy, strategy and performance to be critical, informed and constructive.

Except for the joint managing directors, all directors are required to submit themselves for re-election after three years.

New director appointees go through an orientation programme whereby they are briefed by the company secretary on their obligations as directors, the Group's governance practices, and relevant statutory and regulatory compliance issues. They are also briefed by Management on the Group's businesses and operations, including a tour of the plantation and manufacturing facilities, as well as visits to the trade.

Timely updates on developments in legislation, jurisprudence, government policies and regulations affecting the Group's business and operations are likewise provided to all directors. They also have access to the advice and services of the company secretary and Management, and may, in appropriate circumstances, seek independent professional advice concerning the Company's affairs.

There is a clear division of executive duties and responsibilities in the Company, providing a balance of power and authority to ensure that no one individual represents a considerable concentration of power. The Company's business is managed and administered by its two joint managing directors, Martin P Lorenzo and Thomas F Warner, while the Board is headed by Tony Chew Leong-Chee as Chairman. Mr Chew is an independent director who acts as the presiding officer at the directors and shareholder meetings of the Company.

As a Board, the directors meet quarterly or as often as required, to review and evaluate the Group's operations and performance and address key policy matters. The Board is provided with timely and complete information for each meeting. In these meetings, the Group's actual results are compared with budgets, and the strategy and forecast for the following months are discussed and approved as appropriate.

During the year in review, the Board held four meetings. To ensure meetings are held regularly with maximum director participation, the Company's Articles of Association allow for tele- and video-conference meetings.

Attendance at the Board and Audit Committee meetings in 2002[1]

	Board		Audit Committee	
	Held	Attended	Held	Attended
Tony Chew Leong-Chee	4	4	3	3
Aldo Marsegaglia[2]	1	–	na	na
Martin P Lorenzo	4	4	na	na
Thomas F Warner	4	4	na	na
Filippo Fucile	4	3	na	na
Richard W Blossom	4	4	na	na
Michael Hwang	4	3	3	3
Godfrey E Scotchbrook	4	3	3	2
Patrick L Go	4	4	na	na
Tomas P Lorenzo[3]	–	–	–	–
Stephen Thorpe[4]	–	–	na	na
Luis P Lorenzo, Jr[5]	4	4	3	2
Stefano Di Bella[6]	3	2	na	na
Jacques Fragis[7]	4	2	3	2

Notes:

1 As the Nominating Committee and Remuneration and Share Option Committee were set up only in February 2003, no meetings were held for these two committees during the year in review

2 Appointed as Director on 29 November 2002 replacing Stefano Di Bella who resigned

3 Appointed as Director on 17 January 2003 replacing Luis P Lorenzo, Jr who resigned

4 Appointed as Director on 14 February 2003 replacing Jacques Fragis who resigned

5 Resigned as Director on 17 December 2002

6 Resigned as Director on 29 November 2002

7 Resigned as Director on 14 February 2003

Board Committees

The Board of Directors has three principal board committees namely: the Nominating Committee, the Audit Committee, and the Remuneration and Share Option Committee.

Corporate Governance

Nominating Committee

The Nominating Committee was set up on 7 February 2003 and comprises the following members, a majority of whom are independent directors, including the Chairman:

Michael Hwang	(Chairman & Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Godfrey E Scotchbrook	(Independent Director)
Martin P Lorenzo	(Executive Director)
Filippo Fucile	(Non-Executive Director)
Patrick L Go	(Non-Executive Director, alternate member to Martin P Lorenzo)
Thomas F Warner	(Executive Director, alternate member to Filippo Fucile)

Under its terms of reference, the Committee is responsible for reviewing the Board's composition and effectiveness and for determining if a director has the requisite qualifications, and whether or not he is independent. All candidates for appointment or election as directors are considered by the Committee and recommended for decision by the Board.

The Committee held its first meeting on 12 March 2003 at which it considered the nomination for re-election of the following directors retiring by rotation under the Company's Articles of Association, at the forthcoming Annual General Meeting ("AGM"):

RETIRING UNDER ARTICLE 88

Tony Chew Leong-Chee. Chairman. Independent Director. Appointed on 9 July 1999.

Michael Hwang. Chairman of the Nominating Committee and Audit Committee. Independent Director. Appointed on 9 July 1999.

Richard W Blossom. Executive Director. Appointed on 9 July 1999.

In reviewing the nomination of directors retiring by rotation under Article 88, the Committee considered the contribution and performance of each of the directors, taking into account his attendance and participation at Board and committee meetings. The Committee has also determined their qualifications as an independent director, where applicable. Tony Chew Leong-Chee and Michael Hwang duly abstained from making a recommendation on their own nominations.

RETIRING UNDER ARTICLE 92

Aldo Marsegaglia. Vice-Chairman. Non-Executive Director. Appointed on 29 November 2002.

Tomas P Lorenzo. Non-Executive Director. Appointed on 17January 2003.

Stephen Thorpe. Non-Executive Director. Appointed on 14 February 2003.

Directors retiring under Article 92 are required to do so at the AGM following their appointment.

The Committee has initiated a Board Performance Evaluation exercise following its first meeting.

Audit Committee

The Audit Committee was set up on 9 July 1999 and comprises five directors, all of whom are non-executive and a majority of whom are independent, including the Chairman.

Michael Hwang	(Chairman & Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Godfrey E Scotchbrook	(Independent Director)
Filippo Fucile	(Non-Executive Director)
Tomas P Lorenzo	(Non-Executive Director)

Several members of the Committee have relevant accounting and financial management experience.

The Committee meets at least three times a year with the Group's external auditors and with the head of the Corporate Auditing department, the Company's internal auditor, and at least once a year without the presence of Management. Under its terms of reference, the Committee is responsible for reviewing the scope and results of procedures conducted by the Group's Corporate Auditing department and its external auditors. It is also tasked to monitor the effectiveness of the Group's internal control system as well as the changes in the Group's accounting policies and practices.

The Committee also ensures the independence and objectivity of the external auditors. It further conducts periodic reviews of all related party transactions and has unrestricted access to Management and the internal auditor. During the year in review, the Committee held three meetings which were all attended by the head of its Corporate Auditing department.

The Committee also reviewed the non-audit services provided by the external auditors and is satisfied with their independence.

Remuneration and Share Option Committee

The Remuneration and Share Option Committee was set up on 7 February 2003 and comprises the following members, a majority of whom are independent directors, including the Chairman:

Godfrey E Scotchbrook	(Chairman & Independent Director)
Michael Hwang	(Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Martin P Lorenzo	(Executive Director)
Filippo Fucile	(Non-Executive Director)
Patrick L Go	(Non-Executive Director, alternate member to Martin P Lorenzo)
Thomas F Warner	(Executive Director, alternate member to Filippo Fucile)

Under its terms of reference, the Committee is responsible for reviewing and recommending a remuneration framework for the Board and key senior executives, and has assumed the role of the ESOP Committee in administering the Del Monte Pacific Executive Share Option Scheme.

The Committee's principal function is to ensure that a formal and transparent procedure is in place for fixing the remuneration packages of the executive directors as well as key senior executives of the Group, including those employees who are immediate family members of executive directors and controlling shareholders of the Group. The Committee is at liberty to seek independent professional advice, as appropriate.

Corporate Governance

In reviewing the recommendation for directors' remuneration for 2003, the Committee has adopted a framework, based on guidelines recommended by the Singapore Institute of Directors, which comprises a base fee, fees for membership in Board committees, as well as fees for chairing Board committees, taking into consideration the amount of time and effort that each Board member may be required to devote to the role and the fees paid in comparable companies.

However, certain executive directors are not entitled to base fees and fees for membership in Board committees. For executive directors, their remuneration comprises a base salary and participation in a long-term incentive plan based on the Company's performance during the period of the plan.

The Committee's recommendation has been made in consultation with the Chairman of the Board and has been endorsed by the entire Board, following which the recommendation will be tabled for shareholders' approval at the Company's forthcoming AGM. No member of the Committee or of the Board was involved in deciding his own remuneration.

The Group's executive officers are elected annually by the Board. The appointment of executive directors and its renewal are subject to the Committee's review.

The Group's directors and officers also participate in the Company's Executive Stock Option Plan ("Scheme"). The Scheme is a share incentive scheme which serves to reward and motivate Group directors, executives and managerial personnel to strive for higher performance for the Company's growth and success. The aggregate number of shares which may be offered under the Scheme is 10% of the Company's total issued capital or 107,162,919 shares. The terms of the Scheme are described in the Directors' Report and Notes 3 and 25 to the audited consolidated financial statements for the year ended 31 December 2002.

Disclosure on Remuneration of Directors

Remuneration Band & Name of Director	Fixed Salary	Director Fees	Others	Outstanding Share Options as at 31.12.02[1]
	%	%	%	
Executive Directors				
S$500,000 and above				
Richard W Blossom	49	7	44[2]	1,227,998
S$250,000 to S$499,999				
Martin P Lorenzo	-	100	-	1,269,841
Thomas F Warner	-	100	-	-
Non-Executive Directors				
S$0 to S$249,999				
Tony Chew Leong-Chee	-	100	-	1,078,000
Aldo Marsegaglia[3]	-	100	-	-
Filippo Fucile	-	100	-	-
Michael Hwang	-	100	-	977,998
Godfrey E Scotchbrook	-	100	-	600,000
Patrick L Go	-	100	-	-
Tomas P Lorenzo[3]	-	100	-	-
Stephen Thorpe[3]	-	100	-	-
Luis P Lorenzo, Jr[3]	-	100	-	-
Stefano Di Bella[3]	-	100	-	-
Jacques Fragis[3]	-	100	-	877,998

(conversion rate of US$: S$1.80)

Notes:

[1] Details of the share options held by each director are shown on pages 42 and 43 of the Directors' Report

[2] Other components of the remuneration received by Richard W Blossom include the following: performance-related income (17%), other long-term incentives (18%), and benefits in kind (9%)

[3] Details of appointment and resignation dates are shown on page 31 in the notes to the attendance table

Disclosure on Remuneration of Key Executives and Related Employee

Remuneration Band & Name of Executive	Fixed Salary	Variable Income/ Performance Related Income (Cash Bonus)	Benefits in Kind	Other Long Term Incentives	Total	Outstanding Share Options as at 31.12.02
	%	%	%	%	%	
S$500,000 and above						
Alejandro T Castillo	42	17	5	36	100	1,230,952
Timothy L Chu	42	14	13	31	100	980,952
S$250,000 to S$499,999						
Marco P Lorenzo*	58	15	5	22	100	175,502
Antonio C Ongpin	44	12	11	33	100	675,502
S$0 to S$249,999						
Francisco C Elicaño	54	12	11	23	100	515,044
Roberto M Mabilangan	60	13	2	25	100	615,044
Wilfrido A Samson	54	12	11	23	100	615,044

(conversion rate of US$: S$1.80)

* immediate family member of Martin P Lorenzo, Joint Managing Director, and Tomas P Lorenzo, Director

Management Reporting

There are comprehensive management reporting disciplines and structured financial approval authorities to govern the implementation of agreed Company policies and Board decisions, and the day-to-day management of the Group's operating units. For effective monitoring of the Group's business and affairs, management and financial information are provided to the Board on a regular basis. This information includes disclosure documents, monthly and quarterly results, forecasts for profit and cash flow, working capital and borrowing levels, compared to approved budgets and the prior year's results. The Group's annual budget is then reviewed by the Board. A strategic plan, which defines business development goals and overall business objectives, is prepared and updated periodically.

Internal Control

The Group maintains internal controls and systems designed to provide reasonable assurance as to the integrity and reliability of its financial statements and to adequately safeguard, verify and maintain accountability for its assets. The effectiveness of these controls and systems is subject to the periodic review of the Group's Corporate Auditing department and is monitored by the Audit Committee. In addition, its external auditor also reviews the effectiveness of the Group's key internal controls as part of its audit plan for the year.

The Group's Corporate Auditing department is staffed by trained personnel with appropriate segregation of duties from the activities it audits. This department is responsible for ensuring that risk management, control and governance processes are effectively implemented and maintained, and that such internal controls and systems are adequate and functioning. The head of the Corporate Auditing department reports functionally to the Audit Committee. It is the Group's policy to support the Corporate Auditing department to meet and comply with the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors.

The directors and the Group's Corporate Auditing department are not aware of any material breakdown in these controls and systems during the year in review.

Corporate Governance

Securities Transactions

The Company has adopted a code of conduct on securities dealing patterned after the Best Practices Guide issued by the SGX-ST which provides that the Company, its directors and officers shall undertake not to deal in the Company's securities at anytime after a price sensitive development has occurred, or has been subject of a decision, until the price sensitive information has been publicly announced. In particular, the Company, its directors and officers will not deal in the Company's securities during the period of one month immediately preceding the announcement of the Company's results.

Shareholder Communication and Investor Relations

The Company places a high regard on strengthening shareholder and investor relations through regular dialogues with the investing community, based on the principle of effective and fair communication. We are committed to providing easy access to timely and pertinent information about the Company and to continuously review ways to enhance our corporate governance processes.

We redesigned our corporate website, www.delmontepacific.com, to provide quicker, up-to-date and transparent disclosures in a user-friendly format. Our all-new Investor Relations section contains our most recent financial statements, disclosure documents, results presentations and press releases, among others.

To maintain an open channel of communication, we recently launched an email alert system whereby emails on the Company's developments and updates are sent regularly in an investor-friendly Del Monte template. To be included in our email alert mailing list, a request may be sent to invest@delmontepacific.com or by simply logging on to our website.

We regularly hold briefings of our half-year and full-year results performance. We release financial results within the prescribed period and disseminate them together with the other materials provided in the briefings plus the Q&A summary through the MASNET, the Company's email alerts and website. Starting 2003, the Company will disclose financial results on a quarterly basis.

Such efforts in raising corporate transparency have been recognised. In *CFO Asia* magazine's annual report survey in March 2003, Del Monte Pacific's 2001 annual report ranked number 31 among 144 Asian companies surveyed, and emerged number 7 among Singapore-listed firms. The Company was also a Runner Up in the manufacturing category of the Securities Investors Association of Singapore's (SIAS) Most Transparent Company Awards for 2001.

In general meetings, shareholders are given the opportunity to communicate their views and direct questions to directors and Management regarding the Company. Our Chairperson for the Audit Committee and external auditors are present at the AGMs and other general meetings of shareholders, to assist the Board in addressing shareholders' questions. With our recently formed Nominating and Remuneration and Share Option Committees, the Chairpersons of these new committees will also be present at our AGMs.

Shareholders have the opportunity to participate in the general meetings either in person or by proxy. We have separate resolutions at general meetings on each distinct issue.

Financial Report

Directors' Report

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

The directors are pleased to present their report to the members together with the audited financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries (the "Group") for the financial year ended 31 December 2002.

Directors

The directors of the Company in office at the date of this report are:

Tony Chew Leong-Chee
Aldo Marsegaglia (appointed on 29 November 2002)
Martin P Lorenzo
Thomas F Warner
Filippo Fucile
Richard W Blossom
Michael Hwang
Godfrey E Scotchbrook
Patrick L Go
Tomas P Lorenzo (appointed on 17 January 2003)
Stephen Thorpe (appointed on 14 February 2003)

Principal Activities

The Company was incorporated in the British Virgin Islands on 27 May 1999 under the International Business Companies Ordinance, Chapter 291 of the laws of the British Virgin Islands, as an international business company. On 2 August 1999, the Company was admitted to the Official List of the Singapore Exchange Securities Trading Limited ("SGX-ST"). The registered office of the Company is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The principal activity of the Company is that of investment holding. Its subsidiaries are principally engaged in growing, processing, and selling canned and fresh pineapples, pineapple concentrate, tropical mixed fruit, tomato-based products, and certain other food products mainly under the brand names of "Del Monte" and "Today's".

The details of the Company's subsidiaries and their principal activities are set out in Note 6 to the financial statements.

There were no significant changes in the nature of these activities during the financial year.

Results for the Financial Year

	Group $'000	Company $'000
Net profit attributable to shareholders	35,161	19,213
Unappropriated profits, brought forward	114,596	493
Dividends, net	(19,182)	(19,182)
Unappropriated profits, carried forward	130,575	524

Directors' Report (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

Material movements in Reserves and Provisions

Material transfers to (from) reserves during the financial year were as follows:

Translation Reserves

	Group $'000
At beginning of year	(61,953)
Net adjustment during the year	(2,407)
At end of year	(64,360)

Apart from the above, and the transfer of undistributed profits for the financial year to reserves, there have been no other material transfers to or from reserves.

There were no material transfers to or from provisions during the financial year except for normal amounts set aside for such items as depreciation of fixed assets, amortisation of intangible assets and provisions for stock obsolescence, doubtful debts and taxation as shown in the financial statements.

Acquisitions and Disposals of Subsidiaries

There were no acquisitions or disposals of subsidiaries during the financial year.

Issue of Shares or Debentures

No shares or debentures were issued by any company in the Group during the financial year.

Share Options

The Company has an Executive Stock Option Plan ("ESOP Scheme") which is administered by the Remuneration and Share Option Committee comprising of the following members, all of whom were appointed on 7 February 2003:

Godfrey E Scotchbrook	(Chairman & Independent Director)
Michael Hwang	(Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Martin P Lorenzo	(Executive Director)
Filippo Fucile	(Non-Executive Director)
Patrick L Go	(Non-Executive Director, alternate to Martin P Lorenzo)
Thomas F Warner	(Executive Director, alternate to Filippo Fucile)

Directors' Report (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

Share Options (Continued)

Details of the options to subscribe for ordinary shares of $0.01 each of the Company ("Share") granted to certain controlling shareholders and their associates, directors, officers, senior managers and managerial employees of the Group pursuant to the ESOP Scheme are as follows:

Date of Grant	Description	As at 1 January 2002 or date of grant, if later	Options lapsed	Options exercised	As at 31 December 2002	No. of holders	Exercise price [1]	Exercise period
30.7.1999	IPO Options [2]	6,824,180	378,000	-	6,446,180	33	$0.504	30.7.2000 – 29.7.2009
2.3.2001	Market Price Options [3]	12,400,000	-	-	12,400,000	42	S$0.490	2.3.2003 – 1.3.2011
29.5.2002	Market Price Options [4]	3,250,000	50,000	-	3,200,000	100	S$0.470	29.5.2004 – 28.5.2012

[1] On 20 December 1999, the SGX-ST approved the conversion of the quotation of the Company's shares to Singapore dollars (S$) from US dollars ($).

[2] Pursuant to the ESOP Scheme, the Company granted 11,428,571 Initial Public Offering Options ("IPO Options") in July 1999 to certain controlling shareholders and their associates, directors, officers and senior managers of the Group. Each IPO Option entitles its holder to subscribe to one share at the IPO Price of $0.63, less a 20% discount, or $0.504.

The IPO Options are exercisable based on the following terms:

Option exercise period	Terms
From 30 July 2000 to 29 July 2001	(i) Up to 30 percent of IPO Options granted
From 30 July 2001 to 29 July 2002	(ii) Up to 60 percent of IPO Options granted including (i) above
From 30 July 2002 to 29 July 2009	(iii) 100 percent of IPO Options granted

Except for the following IPO Options granted to controlling shareholders and their associates since the start of the ESOP Scheme, no other share options have been granted to controlling shareholders and their associates as at the date of this report:

Controlling shareholders and their associates	Granted during the year	Aggregate Options granted as at 31 December 2002	Aggregate Options exercised	Aggregate Options lapsed	Aggregate Options outstanding as at 31 December 2002
Luis P Lorenzo, Jr*	-	378,000	-	378,000	-
Martin P Lorenzo	-	1,269,841	-	-	1,269,841
Regina L H-Davila	-	190,477	-	-	190,477
Marco P Lorenzo	-	175,502	-	-	175,502
Tomas P Lorenzo**	-	-	-	-	-

* Resigned as Director on 17 December 2002

** Appointed as Director in place of Luis P Lorenzo, Jr on 17 January 2003.

Directors' Report (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

Share Options (Continued)

(3) In the previous financial year, pursuant to the ESOP Scheme, the Company granted 14,050,000 options, which are exercisable based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount ("Market Price Options"), to directors, officers and senior managers of the Group, none of whom are controlling shareholders and their associates. Each of these Market Price Options entitles its holder to subscribe for one share at S$0.490.

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 2 March 2003 to 1 March 2004	(i) Up to 60 percent of Market Price Options granted
From 2 March 2004 to 1 March 2011	(ii) 100 percent of Market Price Options granted

(4) During the financial year, the Company granted a second batch of Market Price Options to new senior managers and managerial employees not covered by the first grant of Market Price Options. A total of 3,250,000 Market Price Options were granted based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount. Each of these Market Price Options entitles its holder to subscribe for one share at S$0.470.

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 29 May 2004 to 28 May 2005	(i) Up to 60 percent of Market Price Options granted
From 29 May 2005 to 28 May 2012	(ii) 100 percent of Market Price Options granted

No holder of the options under the ESOP Scheme has received 5% or more of the total options available under the ESOP Scheme. Except for options granted to certain directors of the Group who are concurrently directors and/or employees of a parent group company, no director or employee of a parent company has been granted any options. The ESOP Scheme does not extend participation to directors and employees of a parent company and its subsidiaries. All outstanding options granted to directors, executives and employees of the Group have a term of 10 years.

Apart from the above, no other options to take up unissued shares were granted during the financial year and as at the date of this report.

Arrangements to Enable Directors to Acquire Shares or Debentures

Other than the Company's ESOP Scheme, neither at the end nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Report (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

Directors' Interest in Shares or Debentures

According to the Register of Directors' Shareholdings, the interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations were as follows:

Shares in the Company of $0.01 par value each

	Held by director as at			Other shareholdings in which the director is deemed to have an interest as at		
	1 January 2002 or date of appointment, if later	31 December 2002	21 January 2003	1 January 2002 or date of appointment, if later	31 December 2002	21 January 2003
Tony Chew Leong-Chee	396,000	396,000	396,000	25,100,600	25,500,000	25,500,000
Aldo Marsegaglia	-	-	-	-	-	-
Martin P Lorenzo	4,063,800	-	-	271,004,162	227,467,962	227,467,962
Thomas F Warner	-	-	-	-	-	-
Filippo Fucile	-	-	-	-	-	-
Jacques Fragis*	396,000	396,000	396,000	-	-	-
Richard W Blossom	2,026,000	2,026,000	2,026,000	-	-	-
Michael Hwang	396,000	396,000	396,000	-	-	-
Godfrey E Scotchbrook	-	-	-	-	-	-
Patrick L Go	-	-	-	-	-	-

IPO Options held by directors to subscribe for ordinary shares under the ESOP Scheme (Note 1)

	As at 1 January 2002 or date of appointment, if later	As at 31 December 2002	As at 21 January 2003
Tony Chew Leong-Chee	378,000	378,000	378,000
Aldo Marsegaglia	-	-	-
Martin P Lorenzo	1,269,841	1,269,841	1,269,841
Thomas F Warner	-	-	-
Filippo Fucile	-	-	-
Jacques Fragis*	377,998	377,998	377,998
Richard W Blossom	377,998	377,998	377,998
Michael Hwang	377,998	377,998	377,998
Godfrey E Scotchbrook	-	-	-
Patrick L Go	-	-	-

* Resigned as Director on 14 February 2003

Note 1: Each IPO Option entitles its holder to subscribe for one ordinary share in the Company at $0.504 and is exercisable from 30 July 2000 to 29 July 2009 (both dates inclusive), subject to the terms set out in the ESOP Scheme. As at the date of this report, none of the IPO Options granted to directors have been exercised.

Directors' Report (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

Directors' Interest in Shares or Debentures (Continued)

	Market Price Options held by directors to subscribe for ordinary shares under the ESOP Scheme (Note 2)		
	As at 1 January 2002 or date of appointment, if later	As at 31 December 2002	As at 21 January 2003
Tony Chew Leong-Chee	700,000	700,000	700,000
Aldo Marsegaglia	-	-	-
Martin P Lorenzo	-	-	-
Thomas F Warner	-	-	-
Filippo Fucile	-	-	-
Jacques Fragis*	500,000	500,000	500,000
Richard W Blossom	850,000	850,000	850,000
Michael Hwang	600,000	600,000	600,000
Godfrey E Scotchbrook	600,000	600,000	600,000
Patrick L Go	-	-	-

* Resigned as Director on 14 February 2003

Note 2: Each Market Price Option entitles its holder to subscribe for one ordinary share in the Company at S$0.490 and is exercisable from 2 March 2003 to 1 March 2011 (both dates inclusive), subject to the terms set out in the ESOP Scheme. As at the date of this report, none of the Market Price Options granted to directors have been exercised.

Directors' Contractual Benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

Dividends

Dividends paid or proposed since the end of the previous financial year were as follows:

	$'000
A first and final dividend paid in respect of the previous financial year and included in the directors' report of that year of 1.38 cents per share, less tax at Nil %	14,788
Interim dividend paid of 0.41 cents per share, less tax at Nil %	4,394
	19,182
Final dividend of 1.56 cents per share, less tax at Nil% in respect of the financial year ended 31 December 2002, declared by the directors on 25 February 2003	16,717

Directors' Report (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

Bad and Doubtful Debts

Before the financial statements of the Company were made out, the directors took reasonable steps to ascertain that proper action had been taken in relation to writing off bad debts and providing for doubtful debts, and satisfied themselves that no debts of the Company need to be written off as bad and no provision for doubtful debts was required.

At the date of this report, the directors are not aware of any circumstances which would require any material or significant debts in the group of companies to be written off as bad or render the amount of provision for doubtful debts in the consolidated financial statements inadequate to any substantial extent.

Current Assets

Before the financial statements of the Company were made out, the directors took reasonable steps to ascertain that any current assets which were unlikely to realise their book values in the ordinary course of the business had been written down to their estimated realisable values or that adequate provision had been made for the diminution in values of such current assets.

At the date of this report, the directors are not aware of any circumstances which would render the values attributed to current assets in the consolidated financial statements misleading.

Charges on Assets and Contingent Liabilities

At the date of this report, no charge on the assets of the Company or any corporation in the Group has arisen which secures the liabilities of any other person and no contingent liability has arisen.

Ability to Meet Obligations

No contingent or other liability has become enforceable, or is likely to become enforceable, within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Company and of the Group to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the consolidated financial statements which would render any amount stated in the financial statements of the Company and consolidated financial statements misleading.

Unusual Items

In the opinion of the directors, the results of the operations of the Company and of the Group for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature.

Unusual Items after the Financial Year

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report, which would affect substantially the results of the operations of the Company and of the Group for the financial year in which this report is made.

Directors' Report (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

Audit Committee

The Audit Committee comprises five board members, all of whom are non-executive directors. The majority of the members, including the chairman, are independent. The members of the Audit Committee during the financial year and at the date of this report are:

Michael Hwang	(Chairman and Independent Director)
Tony Chew Leong-Chee	(Independent Director)
Godfrey E Scotchbrook	(Independent Director)
Luis P Lorenzo, Jr	(Director, resigned on 17 December 2002)
Jacques Fragis	(Director, resigned on 14 February 2003)
Tomas P Lorenzo	(Director, appointed on 17 January 2003)
Filippo Fucile	(Director, appointed on 14 February 2003)

The Audit Committee held three meetings since the last directors' report and performed the functions specified in the Companies Act. The Audit Committee may examine whatever aspects it deems appropriate to the Group's financial affairs, its internal and external audits and its exposure to risks of a regulatory or legal nature. It keeps under review the effectiveness of the Company and the Group's system of accounting and internal financial controls, for which the directors are responsible. It also keeps under review the Company's programme to monitor compliance with its legal, regulatory and contractual obligations.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. The Committee met with the internal and external auditors to discuss the results of their respective examinations and their evaluation of the Company and the Group's system of accounting internal control. The Committee also reviewed the financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 December 2002 as well as the external auditors' report thereon.

The Audit Committee has full access to and co-operation by the Company's management and the internal auditors. It also has full discretion to invite any director or executive officer to attend its meetings. The finance director attends meetings of the Committee. The auditors have unrestricted access to the Audit Committee. The Audit Committee has reasonable resources to enable it to discharge its functions properly.

The Committee recommends to the board of directors the nomination of Ernst & Young as external auditors at the forthcoming Annual General Meeting of the Company.

Directors' Report (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

Interested Person Transactions

The aggregate value of interested person transactions conducted pursuant to shareholders' mandate obtained in accordance with Chapter 9 of the Singapore Exchange's Listing Manual were as follows:

	Group	
	2002 $'000	2001 $'000
Income		
Sales to Cirio Del Monte group of companies	19,247	17,172
Sales to Macondray group of companies	1,549	3,407
Financial income from Cirio Del Monte group of companies	224	169
Financial income from Macondray group of companies	43	215
Sub-total	21,063	20,963
Expenses		
Purchases from Cirio Del Monte group of companies	166	1,492
Purchases from Macondray group of companies	2,248	1,393
Purchases from Waterloo Land and Livestock Co. Pty. Ltd (WALLCO)*	4,875	-
Brokerage fees to RHB-Cathay	-	17
Sub-total	7,289	2,902
Aggregate value	28,352	23,865

* WALLCO became an affiliated company in May 2002. Accordingly, no comparative figures are disclosed for prior financial year.

Auditors

Ernst & Young have expressed their willingness to accept reappointment as auditors.

On behalf of the Board of Directors



MARTIN P LORENZO
Joint Managing Director



THOMAS F WARNER
Joint Managing Director

31 March 2003

Statement by Directors

for the year ended 31 December 2002

We, Martin P Lorenzo and Thomas F Warner, being the Joint Managing Directors of Del Monte Pacific Limited, do hereby state that, in the opinion of the directors,

(i) the accompanying balance sheets, profit and loss accounts, statements of changes in equity and consolidated statement of cash flows together with the notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002, the results and changes in equity of the Company and of the Group and cash flows of the Group for the year then ended, and

(ii) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors



MARTIN P LORENZO
Joint Managing Director



THOMAS F WARNER
Joint Managing Director

31 March 2003

Auditors' Report

to the Members of Del Monte Pacific Limited
(Incorporated in the British Virgin Islands)

We have audited the financial statements of Del Monte Pacific Limited (the "Company") set out on pages 49 to 85. The financial statements comprise the balance sheets of the Company and of the Group as at 31 December 2002, the profit and loss accounts, and statements of changes in equity of the Company and of the Group and cash flow statement of the Group for the year ended 31 December 2002, and notes thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended 31 December 2001 were audited by another auditor whose report dated 26 March 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements of the Company and consolidated financial statements of the Group give a true and fair view of the financial position of the Company and of the Group as of 31 December 2002 and of the results and changes in equity of the Company and of the Group and the cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards issued by International Accounting Standards Board.



Ernst & Young
Certified Public Accountants

Singapore
31 March 2003

Balance Sheets

as at 31 December 2002
(Amounts in United States dollars)

	Note	Group		Company	
		2002 $'000	2001 $'000	2002 $'000	2001 $'000
EQUITY					
Share capital	3	10,716	10,716	10,716	10,716
Share premium	4	65,815	65,815	65,954	65,954
Translation reserves		(64,360)	(61,953)	-	-
Revenue reserves		130,575	114,596	524	493
		142,746	129,174	77,194	77,163
ASSETS LESS LIABILITIES					
Fixed assets	5	48,441	43,824	-	-
Subsidiaries	6	-	-	10,149	10,149
Intangible assets	7	9,619	9,922	-	-
Other assets	8	5,351	3,358	-	-
Current assets					
Inventories	9	46,213	43,720	-	-
Deferred growing crops		30,970	30,563	-	-
Trade debtors	10	19,556	15,216	-	-
Other debtors, deposits and prepayments	11	5,636	7,547	57	178
Due from subsidiaries (non-trade)	12	-	-	80,277	92,627
Due from affiliated companies (trade)		5,500	6,227	-	-
Due from shareholder companies (non-trade)	12	456	456	456	456
Short-term deposits		24,185	23,043	-	-
Cash and bank balances		3,652	1,122	4	5
		136,168	127,894	80,794	93,266
Current liabilities					
Trade creditors		8,967	8,136	-	-
Other creditors and accruals	13	16,040	24,971	593	840
Due to subsidiaries (non-trade)	12	-	-	13,156	25,412
Due to an affiliated company (trade)		-	1	-	-
Short-term borrowings (unsecured)	15	15,232	7,072	-	-
Provision for taxation		1,139	726	-	-
		41,378	40,906	13,749	26,252
Net current assets		94,790	86,988	67,045	67,014
Non-current liabilities					
Due to an affiliated company (non-trade)	16	(7,279)	(7,060)	-	-
Deferred tax liabilities	22	(8,176)	(7,858)	-	-
		142,746	129,174	77,194	77,163

The accompanying notes are an integral part of the financial statements.

Profit and Loss Accounts

for the year ended 31 December 2002
(Amounts in United States dollars)

	Note	Group		Company	
		2002 $'000	2001 $'000	2002 $'000	2001 $'000
Turnover	17	196,370	182,303	21,000	16,500
Cost of sales		(138,128)	(127,854)	-	-
Gross profit		58,242	54,449	21,000	16,500
Distribution and selling expenses		(11,083)	(12,261)	-	-
General and administration expenses		(3,266)	(3,378)	(1,413)	(1,513)
Other operating expenses	18	(4,755)	(5,684)	(374)	(1,510)
Profit from operations	20	39,138	33,126	19,213	13,477
Financial income	21 (a)	778	1,754	-	227
Financial expenses	21 (b)	(1,637)	(1,782)	-	-
Profit before taxation		38,279	33,098	19,213	13,704
Taxation	22	(3,118)	(3,591)	-	-
Net profit attributable to shareholders		35,161	29,507	19,213	13,704
Earnings per share (cents)					
- basic	24	3.28	2.73		
- diluted	24	3.28	2.73		

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Equity

for the year ended 31 December 2002
(Amounts in United States dollars)

The Group

	Share capital $'000	Share premium $'000	Translation reserves $'000	Revenue reserves $'000	Total $'000
As at 1 January 2001	11,379	82,990	(59,071)	98,996	134,294
Currency translation differences	-	-	(2,882)	-	(2,882)
Share buyback	(663)	(17,175)	-	-	(17,838)
Net gains and losses not recognised in profit and loss accounts	(663)	(17,175)	(2,882)	-	(20,720)
Net profit attributable to shareholders	-	-	-	29,507	29,507
Dividends (Note 23)	-	-	-	(13,907)	(13,907)
As at 31 December 2001	10,716	65,815	(61,953)	114,596	129,174
As at 1 January 2002	10,716	65,815	(61,953)	114,596	129,174
Currency translation differences	-	-	(2,407)	-	(2,407)
Net gains and losses not recognised in profit and loss accounts	-	-	(2,407)	-	(2,407)
Net profit attributable to shareholders	-	-	-	35,161	35,161
Dividends (Note 23)	-	-	-	(19,182)	(19,182)
As at 31 December 2002	10,716	65,815	(64,360)	130,575	142,746

The Company

	Share capital $'000	Share premium $'000	Revenue reserves $'000	Total $'000
As at 1 January 2001	11,379	83,129	696	95,204
Share buyback	(663)	(17,175)	-	(17,838)
Net gains and losses not recognised in profit and loss accounts	(663)	(17,175)	-	(17,838)
Net profit attributable to shareholders	-	-	13,704	13,704
Dividends (Note 23)	-	-	(13,907)	(13,907)
As at 31 December 2001	10,716	65,954	493	77,163
As at 1 January 2002	10,716	65,954	493	77,163
Net profit attributable to shareholders	-	-	19,213	19,213
Dividends (Note 23)	-	-	(19,182)	(19,182)
As at 31 December 2002	10,716	65,954	524	77,194

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2002
(Amounts in United States dollars)

	2002 $'000	2001 $'000
Cash flows from operating activities		
Net profit attributable to shareholders	35,161	29,507
Adjustments for:		
Depreciation and amortisation	4,708	4,025
Provision for stock obsolescence	1,130	125
Provision for doubtful debts	63	337
Provision for deferred income tax	535	1,051
Loss (gain) on disposal of fixed assets	48	(42)
Write-back of provision for doubtful trade debts	-	(237)
Operating profit before working capital changes	41,645	34,766
Decrease (increase) in:		
Other assets	(1,993)	(498)
Inventories	(3,581)	(3,804)
Deferred growing crops	(407)	(2,267)
Accounts receivable	(4,366)	(691)
Prepayments and other current assets	1,912	633
Due from affiliated companies	945	2,580
Increase (decrease) in:		
Accounts payable and accrued liabilities	(8,100)	(3,573)
Provision for taxation	413	(1,008)
Net cash generated from operating activities	26,468	26,138
Cash flows from investing activities		
Proceeds from disposal of fixed assets	91	170
Purchase of fixed assets	(10,315)	(14,940)
Net cash used in investing activities	(10,224)	(14,770)

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars)

	2002 $'000	2001 $'000
Cash flows from financing activities		
Repayments of short-term borrowings	8,160	(726)
Dividends paid	(19,182)	(13,907)
Share buyback	-	(17,838)
Net cash used in financing activities	(11,022)	(32,471)
Effect of exchange rate changes on cash and cash equivalents	(1,550)	(2,366)
Net increase (decrease) in cash and cash equivalents	3,672	(23,469)
Cash and cash equivalents, beginning of year	24,165	47,634
Cash and cash equivalents, end of year	27,837	24,165

Supplemental Disclosures of Cash Flow Information

	2002 $'000	2001 $'000
(a) Cash paid (received) during the year, included in operating activities		
Interest expenses	1,231	1,600
Interest income	(696)	(978)
Income taxes	2,131	3,434
(b) Analysis of the balances of cash and cash equivalents		
Cash and bank balances	3,652	1,122
Short-term deposits	24,185	23,043
	27,837	24,165

The accompanying notes are an integral part of the financial statements.

Notes to the Financial Statements

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

These notes are an integral part of and should be read in conjunction with the accompanying financial statements.

1. Corporate Information

The financial statements of the Company and the consolidated financial statements of the Group for the year ended 31 December 2002 were authorised for issue in accordance with a resolution of the directors dated 31 March 2003.

The Company was incorporated in the British Virgin Islands on 27 May 1999 under the International Business Companies Ordinance, Chapter 291 of the laws of the British Virgin Islands, as an international business company. On 2 August 1999, the Company was admitted to the Official List of the Singapore Exchange Securities Trading Limited ("SGX-ST"). The registered office of the Company is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The principal activity of the Company is that of investment holding. Its subsidiaries are principally engaged in growing, processing, and selling canned and fresh pineapples, pineapple concentrate, tropical mixed fruit, tomato-based products, and certain other food products mainly under the brand names of "Del Monte" and "Today's".

The details of the Company's subsidiaries and their principal activities are set out in Note 6.

2. Summary of Significant Accounting Policies

Basis of preparation

The financial statements, which are expressed in United States dollars ("US dollars"), have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board and under the historical cost convention.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to the end of the financial year. All significant intercompany balances and any unrealised profit and loss on intercompany transactions have been eliminated on consolidation.

The formation of the Group in 1999 has been accounted for as a reorganisation of companies under common control using merger accounting. The consolidated financial statements therefore reflect the combined financial statements of all companies that form the Group as if they were a consolidated group for all periods presented. The assets and liabilities of Del Monte Pacific Resources Limited and its subsidiaries contributed to the Company have been reflected at predecessor cost in these consolidated financial statements.

In translating the financial statements of foreign subsidiaries in the preparation of the consolidated financial statements, all the assets and liabilities of those subsidiaries with reporting currencies other than US dollars are translated into US dollars at the rates of exchange in effect at the balance sheet date, and all their income and expense items are translated into US dollars at the average exchange rates during the year. The resulting cumulative translation differences are dealt with as movements in reserves.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of revenue can be measured reliably.

Revenue from sale of goods is recognised when goods are delivered and title has passed to customers.

Dividend income is recognised when the shareholder's right to receive payment is established. Interest income is accrued on a time proportion basis that reflects the effective yield on the asset.

Fixed assets

Fixed assets are stated at cost net of depreciation and any impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the fixed asset.

Depreciation is calculated on a straight-line basis over its expected useful life as follows:

	Years
Land improvements	15 - 45
Building and leasehold improvements	3 - 45
Machinery and equipment	3 - 15
Dairy and breeding herd	3.5 - 6

Land improvements, comprise expenditures on infrastructure improvements including building of roads and irrigation system, etc., are depreciated over their expected useful lives or, where shorter, the lease term of the related land.

Leasehold improvements are depreciated over their expected useful lives or, where shorter, the terms of the lease.

Dairy and breeding herd relates to livestock (cattles) being reared for milking and breeding purposes.

The useful life and depreciation method are revised periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of fixed assets.

When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the profit and loss account.

Interest costs on borrowings to finance the construction of plant and properties are capitalised, during the period of time that is required to complete the construction project, as part of the cost of the fixed assets.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

Construction-in-progress

Construction-in-progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs (plus borrowing costs which include interest charges attributable to borrowings used to finance these projects during the construction period and exchange difference arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs).

No provision for depreciation is charged on construction-in-progress until such time as the relevant assets are completed and put into operational use.

Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or controls the composition of the board of directors.

Affiliated companies

An affiliated company is a company, not being a subsidiary or an associated company, in which one or more of the shareholders and/or directors of the Company have a significant equity interest or can exercise significant influence over its operating and financial policies and decisions.

Intangible assets

Intangible assets are recognised if it is probable that future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably.

Intangible assets relate to trademarks which are stated at acquisition cost or net present value of future cash payments of the acquisition cost at the date of the acquisition and are amortised on a straight-line basis over the expected future economic life of 40 years. These trademarks give the Group the exclusive perpetual right to use the trademarks in the specified territories. Management considers that there are market opportunities for the Group in the geographical regions covered by these trademarks and it is expected that a significant amount of revenue will be generated from the use of these trademarks for at least 40 years.

Research and development costs

Research costs are charged to the profit and loss account as incurred. Development costs of a project are recognised as an asset when its future recoverability can reasonably be regarded as assured. Capitalised development costs are amortised over the period of expected future sales from the related project.

Other development costs are charged to profit and loss account when incurred.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

Impairment of assets

(a) Financial instruments

Financial instruments are reviewed for impairment at each balance sheet date.

For financial assets carried at amortised cost, whenever it is probable that the Company will not collect all amounts due according to the contractual terms receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in profit and loss account. Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in the profit and loss account. However, the increased carrying amount is only recognised to the extent it does not exceed what amortised cost would have been had the impairment not been recognised.

(b) Other Assets

Fixed assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the profit and loss account for items of fixed assets, and intangible assets carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

Reversal of an impairment loss recognised in prior years is recorded when there is an indication that the impairment loss recognised for an asset no longer exists or has decreased and is recorded in profit and loss account.

Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost of finished goods and livestock is based on the weighted average method and cost of production materials and storeroom items is based on the weighted moving average method. Cost of processed inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, where appropriate, and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the year in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the year in which the reversal occurs.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

Provisions

A provision is recognised when and only when, there is a present obligation (legal or constructive) as a result of a past event, and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Operating leases

Leases of assets, where substantially all the rewards and risks of ownership are effectively retained by the leasing company, are accounted for as operating leases. Rental payments under operating leases are recognised as an expense in the profit and loss account on a straight-line basis over the lease term.

Income tax

Income tax expense is determined on the basis of tax effect accounting, using the liability method, and is applied to all temporary differences at the balance sheet date between the carrying amounts of assets and liabilities and the amounts used for tax purposes.

Deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

Deferred tax liabilities are not provided on undistributed earnings of foreign subsidiaries to the extent the earnings are intended to remain indefinitely invested in those entities. A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Deferred acquisition costs

Deferred acquisition costs relate to costs which are directly attributed to a particular acquisition of investment being considered by the Group. Such deferred acquisition costs would be capitalised as part of cost of investment upon the consummation of the related acquisition. Other general administrative costs, including cost of maintaining an acquisition department are recognised as expense as incurred.

Deferred acquisition costs are written off to profit and loss account when, in the opinion of the directors, the consummation of such acquisition is deemed remote.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

Financial instruments

As of the end of the financial year, the Company's and Group's financial instruments mainly consisted of cash and cash equivalents, receivables, payables, short-term borrowings and non-current payables. The carrying amounts of the Company's and Group's cash and cash equivalents approximate their fair values because of the short maturity of those instruments.

Financial instruments are classified as liabilities or equity in accordance with the substance of contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the assets and settle the liability simultaneously.

Payables are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received. Trade payables are normally settled on 30 to 45-day terms.

The carrying amounts of the short-term borrowings approximate their fair values based on borrowing rates currently available for short-term borrowings with similar terms and maturity. Where the effect of time value of money is material, the non-current liabilities are the present values of the expenditures expected to be required to settle the obligation.

Receivables are carried at anticipated realisable value after provision for doubtful accounts. An estimated provision for doubtful debt is made when collection of the amount is no longer probable. Bad debts are written off to the profit and loss account as incurred. Trade receivables generally have 20 to 75-day terms.

Trade receivables which are factored out to financial institutions without recourse to the Group are treated as being fully settled. The corresponding payments from the financial institutions are recorded as cash receipts from customers and no liability is recognised.

Trade receivables which are factored out to financial institutions with recourse to the Group are not treated as being settled. The corresponding payments from the financial institutions are recorded as cash receipts from these institutions and corresponding bank borrowings are recognised.

Reserves

Capital reserve, comprising share premium, is created from the difference arising from the issue of ordinary shares of the Company at an issue price higher than the par value of the shares.

Translation reserve is intended for reflection of translation differences arising on consolidation of financial statements of foreign entities.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

Foreign currencies

The Company and its subsidiaries maintain their books and records in their respective measurement currencies.

Transactions in foreign currencies other than the measurement currencies during the year are translated at the exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies other than the measurement currencies are translated at rates of exchange in effect at the balance sheet date. Exchange differences are dealt with in the profit and loss account.

The Group uses forward exchange contracts to manage its foreign exchange exposure on forecasted imports, forecasted exports, and existing foreign currency denominated receivables and payables. On inception, the Group Treasury identifies certain forward exchange contracts as either (a) a hedge of the fair value of an asset or a liability (fair value hedge), or (b) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction (cash flow hedge).

The Group's criteria for hedge accounting treatment include: (1) the hedging transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (2) the effectiveness of the hedge can be reliably measured, (3) there is adequate documentation of the hedging relationships at the inception of the hedge, and (4) for cash flow hedges, the forecasted transaction that is the subject of the hedges must be highly probable.

(a) Fair value hedge

Derivatives classified as fair value hedges are carried at fair value with the corresponding change in fair value recognised in the profit and loss account. The carrying amount of the hedged asset or liability is also adjusted for changes in fair value attributable to the hedged risk and the gain or loss associated with that measurement is also recognised in the profit and loss account.

When the hedge ceases to be highly effective, hedge accounting is discontinued.

(b) Cash flow hedge

Changes in the fair value of a hedging instrument that qualifies as a highly effective cash flow hedge are recognised directly in the Translation Reserve Account (TRA) in shareholders' equity. The ineffective portion is immediately recognised in the profit or loss account.

If the hedged cash flow results in the recognition of an asset or a liability, all gains and losses previously recognised directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognised in equity are transferred from TRA to the profit or loss account in the same period or periods during which the hedged firm commitment or forecasted transaction affects the profit and loss account.

When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the profit and loss account.

Forward exchange contracts that are not designated as either fair value or cash flow hedges are classified as held-for-trading and carried at fair value, with changes in fair value included in the profit and loss account.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

Deferred growing crops

Deferred growing crops are stated at cost. Expenditures on growing crops include land preparation expenses and other direct expenses incurred during the cultivation period of the primary and ratoon crops. These expenditures on growing crops are deferred and taken into the inventory account based on the estimated total yield during the estimated growth cycle of three years.

Retirement plan

A subsidiary, Del Monte Philippines, Inc., operates a defined benefit plan, the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by the subsidiary, taking into account the recommendations of independent qualified actuaries. The subsidiary also has a contributory provident plan covering participating employees.

The subsidiary uses the attained age actuarial cost method to account for the retirement plan obligations. The use of the attained age actuarial cost method is allowed under generally accepted accounting principles of the Philippines, under which the subsidiary reports its statutory financial statements. For purposes of Group financial statements, adjustments have been made to the retirement plan obligations, where necessary, using the projected credit method to comply with International Accounting Standard 19 (revised 2000) Employee Benefits. Under the projected unit credit method, the cost of providing this pension is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every two years. The pension obligation is measured as the present value of the estimated future cash flows using interest rate of 14% per annum. Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of defined benefit obligation and the fair value of plan assets. The actuarial gains and losses are spread forward and taken to the profit and loss account over the expected average remaining service lives of employees.

The subsidiary's contributions to the contribution provident plan are charged to the profit and loss account in the year to which they relate.

Share buyback

Shares purchased in connection with the share buyback programme approved by the Company's shareholders, may only be funded out of surplus available for dividend or distribution, including share premium account. In addition, such shares bought back must be cancelled and are recognised as a change in equity.

Employee stock option plan

The Company has an Executive Stock Option Plan for the granting of non-transferable options to purchase the Company's shares. Compensation cost is not recognised in the Company's and the Group's financial statements for the fair value or the intrinsic value of the share options issued.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents

Cash represents cash on hand and deposits with any banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value.

New accounting standard: IAS 41, Agriculture

In December 2000, IAS No. 41: "Agriculture" was issued. IAS 41 prescribes the accounting treatment, financial statement presentation and disclosures related to agriculture activity. Agriculture activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

IAS 41 is effective for financial statements covering periods beginning on or after 1 January 2003. The Group and Company has not adopted this standard and is in the process of estimating the effects that such adoption will have on its financial statements. The effects will be reported in future financial statements.

3. Share Capital

	2002 $'000	2001 $'000
Authorised		
- 2,000,000,000 (2001: 2,000,000,000) ordinary shares of $0.01 each	20,000	20,000
Issued and fully paid		
- 1,071,629,194 (2001: 1,071,629,194) ordinary shares of $0.01 each	10,716	10,716

In the previous financial year, the Company bought back 66,247,949 ordinary shares of $0.01 each for cancellation pursuant to the share buyback programme approved by the shareholders on 22 November 2000. The total cost of the purchase was approximately $17,838,000.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

3. Share Capital (Continued)

Outstanding options

As at 31 December 2002, the outstanding options to subscribe for the Company's ordinary shares of $0.01 each are as follows:

Date of Grant	Description	As at 1 January 2002 or date of grant, if later	Options lapsed	Options exercised	As at 31 December 2002	No. of holders	Exercise price [1]	Exercise period
30.7.1999	IPO Options [2]	6,824,180	378,000	-	6,446,180	33	$0.504	30.7.2000 – 29.7.2009
2.3.2001	Market Price Options [3]	12,400,000	-	-	12,400,000	42	S$0.490	2.3.2003 – 1.3.2011
29.5.2002	Market Price Options [4]	3,250,000	50,000	-	3,200,000	100	S$0.470	29.5.2004 – 28.5.2012

[1] On 20 December 1999, the SGX-ST approved the conversion of the quotation of the Company's shares to Singapore dollars (S$) from US dollars ($).

[2] Pursuant to the ESOP Scheme, the Company granted 11,428,571 Initial Public Offering Options ("IPO Options") in July 1999 to certain controlling shareholders and their associates, directors, officers and senior managers of the Group. Each IPO Option entitles its holder to subscribe to one share at the IPO Price of $0.63, less a 20% discount, or $0.504.

The IPO Options are exercisable based on the following terms:

Option exercise period	Terms
From 30 July 2000 to 29 July 2001	(i) Up to 30 percent of IPO Options granted
From 30 July 2001 to 29 July 2002	(ii) Up to 60 percent of IPO Options granted including (i) above
From 30 July 2002 to 29 July 2009	(iii) 100 percent of IPO Options granted

Except for the following IPO Options granted to controlling shareholders and their associates since the start of the ESOP Scheme, no other share options have been granted to controlling shareholders and their associates as at the date of this report:

Controlling shareholders and their associates	Granted during the year	Aggregate Options granted as at 31 December 2002	Aggregate Options exercised	Aggregate Options lapsed	Aggregate Options outstanding as at 31 December 2002
Luis P Lorenzo, Jr*	-	378,000	-	378,000	-
Martin P Lorenzo	-	1,269,841	-	-	1,269,841
Regina L H-Davila	-	190,477	-	-	190,477
Marco P Lorenzo	-	175,502	-	-	175,502
Tomas P Lorenzo**	-	-	-	-	-

* Resigned as Director on 17 December 2002

** Appointed as Director in place of Luis P Lorenzo, Jr on 17 January 2003.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

3. Share Capital (Continued)

Outstanding options (Continued)

(3) In the previous financial year, pursuant to the ESOP Scheme, the Company granted 14,050,000 options, which are exercisable based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount ("Market Price Options"), to directors, officers and senior managers of the Group, none of whom are controlling shareholders and their associates. Each of these Market Price Options entitles its holder to subscribe for one share at S$0.490.

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 2 March 2003 to 1 March 2004	(i) Up to 60 percent of Market Price Options granted
From 2 March 2004 to 1 March 2011	(ii) 100 percent of Market Price Options granted

(4) During the financial year, the Company granted a second batch of Market Price Options to new senior managers and managerial employees not covered by the first grant of Market Price Options. A total of 3,250,000 Market Price Options were granted based on a subscription price equal to the average of the last dealt prices for the Company's share on the SGX-ST for the three consecutive trading days immediately preceding the offering date of the option, without any discount. Each of these Market Price Options entitles its holder to subscribe for one share at S$0.470.

The Market Price Options are exercisable based on the following terms:

Option exercise period	Terms
From 29 May 2004 to 28 May 2005	(i) Up to 60 percent of Market Price Options granted
From 29 May 2005 to 28 May 2012	(ii) 100 percent of Market Price Options granted

No holder of the options under the ESOP Scheme has received 5% or more of the total options available under the ESOP Scheme. Except for options granted to certain directors of the Group who are concurrently directors and/or employees of a parent group company, no director or employee of a parent company has been granted any options. The ESOP Scheme does not extend participation to directors and employees of a parent company and its subsidiaries. All outstanding options granted to directors, executives and employees of the Group have a term of 10 years.

Apart from the above, no other options to take up unissued shares were granted during the financial year and as at the date of this report.

The Group and the Company have not recognised any expenses in the financial statements relating to the equity compensation plans in accordance with the Group's accounting policy.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

4. Share Premium

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
At beginning of year	65,815	82,990	65,954	83,129
Share buyback of Nil (2001: 66,247,949 ordinary shares of $0.01 each)	-	(17,175)	-	(17,175)
At end of year	65,815	65,815	65,954	65,954

Under the British Virgin Islands law in whose jurisdiction the Company operates in, the Company's share premium, translation reserves and revenue reserves form part of the Company's surplus account that may be available for dividend distribution.

5. Fixed Assets

Group

	Land improvements $'000	Building and leasehold improvements $'000	Machinery and equipment $'000	Dairy and breeding herd $'000	Construction-in-progress $'000	Total $'000
Cost						
As at 1.1.2002	2,056	6,473	52,570	523	12,090	73,712
Additions	369	1,212	4,785	-	3,949	10,315
Disposals	-	-	(599)	(72)	-	(671)
Reclassifications	19	648	11,175	-	(11,842)	-
Currency realignment	(35)	(203)	(1,776)	(15)	(362)	(2,391)
As at 31.12.2002	2,409	8,130	66,155	436	3,835	80,965
Accumulated depreciation						
As at 1.1.2002	409	2,963	26,276	240	-	29,888
Charge for the year	43	248	4,059	55	-	4,405
Disposals	-	-	(471)	(61)	-	(532)
Currency realignment	(16)	(114)	(1,096)	(11)	-	(1,237)
As at 31.12.2002	436	3,097	28,768	223	-	32,524
Charge for 2001	38	235	3,382	68	-	3,723
Net book value						
As at 31.12.2002	1,973	5,033	37,387	213	3,835	48,441
As at 31.12.2001	1,647	3,510	26,294	283	12,090	43,824

Interest cost capitalised for the year amounted to approximately $186,000 (2001: $700,000).

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

6. Subsidiaries

	2002 $'000	2001 $'000
Unquoted equity shares, at cost	10,149	10,149

The Company and the Group had the following subsidiaries as at 31 December 2002:

Name of subsidiary	Principal activities	Country of incorporation and place of business	% of equity held by the Group		Cost of investment by the Company	
			2002 %	2001 %	2002 $'000	2001 $'000
Held by the Company						
Del Monte Pacific Resources Limited ("DMPRL") (i)	Investment holding	British Virgin Islands	100	100	10,139	10,139
GTL Limited ("GTL") (i)	Trading of food products sold mainly under the brand name "Del Monte"	Federal Territory of Labuan, Malaysia	100	100	10	10
DMPL Management Services Pte Ltd ("DMS") (ii)	Provide administrative support and liaison services to the Group	Singapore	100	100	(iii)	(iii)
					10,149	10,149

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

6. Subsidiaries (Continued)

Name of subsidiary	Principal activities	Country of incorporation and place of business	% of equity held by the Group	
			2002 %	2001 %
Held by DMPRL				
Central American Resources Inc. ("CARI") [i]	Investment holding and trading of food products mainly under the brand name "Del Monte"	Panama	100	100
Held by CARI				
Del Monte Philippines, Inc. ("DMPI") [iv]	Growing, processing and distribution of food products mainly under the brand names "Del Monte" and "Today's"	The Philippines	100	100
Dewey Limited ("Dewey") [i]	Owner of the "Del Monte" and "Today's" trademarks in the Philippines	Bermuda	100	100
Pacific Brands Philippines, Inc. ("PBPI") [iv]	Dormant	State of Delaware, USA	100	100
Hordaland Company Limited ("Hordaland") [i]	Dormant	Hong Kong	100	100

[i] Not required to be audited by law in its country of incorporation
[ii] Audited by Ernst & Young, Singapore
[iii] Cost of investment of $1 (2001: $1)
[iv] Audited by Sycip Gorres Velayo & Co., associate firm of Ernst & Young, Singapore

7. Intangible Assets

	Group	
	2002 $'000	2001 $'000
Cost	12,115	12,115
Less accumulated amortisation	(2,496)	(2,193)
	9,619	9,922

Movements in accumulated amortisation during the financial year were as follows:

	2002 $'000	2001 $'000
At beginning of year	2,193	1,891
Amortisation during the year	303	302
At end of year	2,496	2,193

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

7. Intangible Assets (Continued)

In November 1996, a subsidiary, DMPRL, entered into a sub-license agreement with an affiliated company to acquire the exclusive right to use the "Del Monte" trademark in the Indian Sub-continent territories in connection with the production, manufacture, sale and distribution of food products and with the right to grant sub-licenses to others ("Indian Sub-continent trademark").

Under the terms of the agreement, the total consideration of $10 million would be payable by DMPRL to the affiliated company for the right to use the trademark. The first sum of $1 million was paid during 1996 and the remaining $9 million will be payable by instalments. Each instalment will equal to forty percent of "Net Income" which is determined on the basis specified in the agreement but the balance of the $9 million has to be paid in any event no later than 30 November 2006. The licensed trademarks were recorded at the net present value of the estimated future cash payments to be made as at 31 December 1996. The difference between the cash price equivalent of the intangible asset and the total payment is capitalised and has been offset against the payable to the affiliated company. In arriving at the net present value of the future cash payments, a discount rate that approximates the cost of funds to the Company has been used. The approximate net carrying amount and the remaining amortisation period of the Indian Sub-continent trademark as at 31 December 2002 are $6,451,000 and 34 years (2001: $6,641,000 and 35 years), respectively.

In addition, a subsidiary, Dewey, owns the "Del Monte" and "Today's" trademarks for use in connection with processed foods in the Philippines ("Philippine trademarks"). The approximate net carrying amount and the remaining amortisation period of the Philippine trademarks as at 31 December 2002 are $3,168,000 and 28 years (2001: $3,281,000 and 29 years), respectively.

These trademarks give the Group the exclusive perpetual right to use the trademarks in the specified countries. It is expected that a significant amount of revenue will be generated from the use of these trademarks for at least 40 years.

8. Other Assets

	Group	
	2002 $'000	2001 $'000
Purchase and utility deposits	1	29
Advance to growers	4,159	2,319
Others	1,191	1,010
	5,351	3,358

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

9. Inventories

	Group	
	2002 $'000	2001 $'000
Raw materials and packaging supplies, at cost	31,531	27,399
Finished goods and livestock, at cost	15,122	16,844
	46,653	44,243
Less provision for stock obsolescence	(440)	(523)
	46,213	43,720

Movements in provision for stock obsolescence during the financial year were as follows:

	2002	2001
At beginning of year	523	635
Provision for the year	1,130	125
Write-off against provision	(1,171)	(206)
Currency realignment	(42)	(31)
At end of year	440	523

Raw materials and finished goods carried at net realisable value were approximately $31,139,000 and $15,074,000 (2001: $27,132,000 and $16,588,000), respectively.

10. Trade Debtors

	Group	
	2002 $'000	2001 $'000
Trade debtors	20,512	16,452
Less provision for doubtful debts	(956)	(1,236)
	19,556	15,216

Movements in provision for doubtful debts during the financial year were as follows:

	2002	2001
At beginning of year	1,236	1,228
Provision for the year	63	337
Write-back of provision	-	(237)
Write-off against provision	(305)	(55)
Currency realignment	(38)	(37)
At end of year	956	1,236

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

11. Other Debtors, Deposits And Prepayments

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Other debtors	1,802	3,545	-	-
Deposits	514	521	-	-
Prepayments	3,263	3,303	-	-
Deferred acquisition costs	57	178	57	178
	5,636	7,547	57	178

Deferred acquisition costs relate to costs which are directly attributed to potential acquisition of investments which are being considered by the Group.

12. Due From/To Subsidiaries/Shareholder Companies (Non-trade)

These balances are unsecured, non-interest bearing and repayable on demand.

13. Other Creditors And Accruals

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Other creditors	920	807	6	6
Accrued operating expenses	9,479	16,715	587	834
Accrued payroll expenses	2,171	4,663	-	-
Customer deposits	3,470	2,786	-	-
	16,040	24,971	593	840

Included in the accrued payroll expenses of the Group are retirement benefit obligations of approximately $85,000 (2001: $78,000) (Note 14).

14. Retirement Benefit Obligations

A subsidiary, DMPI, has a defined benefit retirement plan covering substantially all of its officers and regular full-time employees. The benefits are based on a percentage of latest monthly salary and credited years of service. Total pension contributions charged to the consolidated profit and loss account amounted to about PHP53.7 million or $1,034,000 for the year (2001: PHP50.0 million or $980,000). DMPI's annual contribution to the pension plan consists of payments covering the current service cost for the year plus payments towards funding the actuarial accrued liability, if any.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

14. Retirement Benefit Obligations (Continued)

Amount recognised in the balance sheet:

	Group	
	2002 $'000	2001 $'000
Present value of funded obligations	20,487	19,482
Fair value of plan assets	(22,483)	(20,361)
	(1,996)	(879)
Unrecognised actuarial gains	2,081	957
Net liability recorded under accrued payroll expenses (Note 13)	85	78

The pension plan assets include the buildings occupied by the subsidiary under a long-term lease with a fair value of approximately $5,554,000 (2001: $5,554,000).

The amount recognised in the profit and loss account is as follows:

	Group	
	2002 $'000	2001 $'000
Current service cost	1,039	1,069
Interest cost	2,425	2,596
Expected return on plan assets	(2,430)	(2,685)
Total included in staff costs (Note 19)	1,034	980

The actual return on plan assets was $2,259,700 (2001: $2,260,000).

Movement in the liability recognised in accrued payroll expenses:

	Group	
	2002 $'000	2001 $'000
At beginning of year	78	76
Exchange differences	(29)	(16)
Total expense as above	1,034	980
Contributions paid	(998)	(962)
At end of year	85	78

The funded obligation and plan assets are measured and valued with the advice of qualified actuaries who carry out full valuation once every two years. The last valuation of these obligations and plans was performed in 2001 where the results of these valuations form the basis of the fair value of the funded obligations and plan assets for 2001 and 2002.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

14. Retirement Benefit Obligations (Continued)

The principal actuarial assumptions used for accounting purposes were:

	Group	
	2002 % per annum	2001 % per annum
Discount rate	14	14
Expected return on plan assets	12	12
Future salary increases	10	10

15. Short-term Borrowings (Unsecured)

The amounts are unsecured, bearing weighted average effective interest rates at 3.1% to 8.1% (2001: 5.0% to 11.3%) per annum and mature within twelve months.

The interest rate exposure of the borrowings of the Group was as follows:

	Group	
	2002 $'000	2001 $'000
Total borrowings at floating rates	15,232	7,072

16. Due To An Affiliated Company (Non-trade)

The balance is unsecured, non-interest bearing and is repayable based on the terms as disclosed in Note 7.

17. Turnover

Turnover of the Company comprises dividend income from its investment in subsidiaries.

Turnover of the Group comprises gross invoiced sales, net of discounts and returns, and is recognised when goods are delivered and title has passed to customers. Significant intra-group transactions have been excluded from Group turnover.

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Sale of goods	196,370	182,303	-	-
Dividend income from unquoted investment in subsidiaries	-	-	21,000	16,500
	196,370	182,303	21,000	16,500

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

18. Other Operating Expenses

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Management incentive benefit (Note 25)	1,861	1,884	-	-
Amortisation of trademarks	303	302	-	-
Remanufacturing costs	-	666	-	-
Write-off of inventories	1,171	592	-	-
Write-off of deferred acquisition costs	184	1,282	184	1,282
Others	1,236	958	190	228
	4,755	5,684	374	1,510

19. Staff Costs

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Wages and salaries (Note (a) below)	28,343	25,457	596	588
Social security costs	1,173	971	-	-
Pension costs - provident fund	318	298	-	-
Pension costs - defined benefit plans (Note 14)	1,034	980	-	-
Management incentive benefit (Note 25)	1,861	1,884	-	-
Production profit share (Note (b) below)	158	154	-	-
	32,887	29,744	596	588
Number of persons employed on a full-time basis at end of the year	5,790	5,833	-	-

(a) Includes directors' fees and remuneration of the Group and Company of approximately $948,000 and $596,000 (2001: $788,000 and $588,000), respectively.

(b) In compliance with the Philippine Comprehensive Agrarian Reform Law ("CARL") under Executive Order No. 229 and Republic Act No. 6657, a substantial portion of the land previously leased in the Philippines by DMPI from the National Development Company ("NDC") was submitted for land distribution to the Department of Agrarian Reform ("DAR") and subsequently awarded to beneficiaries who formed a cooperative.

On 21 February 1989, DMPI and the beneficiaries' cooperative entered into a lease agreement on the said land at a certain fee for a period of 25 years starting 1 March 1989. DMPI used the land and paid rentals based on the lease agreement pending formal ratification of such agreement by DAR. On 11 January 1991, DAR ratified the amendment in the existing lease agreement, which reduced the lease period to 10 years and increased the annual fee effective from 12 December 1988. On 11 January 1997, DMPI and the beneficiaries' cooperative entered into a new lease agreement extending the lease period for another 25 years starting 11 January 1999.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

19. Staff Costs (Continued)

The remaining land leased from NDC devoted to non-agricultural activities is not submitted for land distribution and continues to be subject to a long-term lease extending until 2032.

Privately owned lands are covered by existing Crop Producer and Grower Contracts which are continually being renewed. For certain private lands that exceeded the allowable retention limits, the law requires compulsory acquisition and distribution to qualified beneficiaries. The continuation of these lease agreements is dependent on the terms and conditions to be agreed upon by the parties involved.

Pursuant to the requirements of the CARL, the Company granted its qualified employees who are regular farmworkers and technical farmworkers a share in the production profits realised from the operation of leased private agricultural land under deferred coverage of the CARL in accordance with the sharing scheme approved by the DAR.

The Company has accrued for the estimated amount of production profit share of approximately $158,000 (2001: $154,000) that the Company believes is in full compliance with the implementing guidelines of the law.

20. Profit From Operations

This is determined after charging (crediting) the following:

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Auditors' remuneration				
- payable to the auditors of the Company	107	110	94	97
- payable to other auditors	80	80	-	-
Non-audit fees				
- payable to the auditors of the Company	1	-	1	-
- payable to other auditors	10	144	10	124
Depreciation of fixed assets	4,405	3,723	-	-
Provision for doubtful trade debts	63	337	-	-
Provision for stock obsolescence	1,130	125	-	-
Research and development expenditure	119	49	-	-
Operating lease rentals	4,681	4,590	-	-
Loss (gain) on disposal of fixed assets	48	(42)	-	-
Write-back of provision for doubtful trade debts	-	(237)	-	-

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

21. Financial Income (Expenses)

(a) Financial income

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Interest income from:				
- bank deposits	495	973	-	227
- affiliated companies	283	384	-	-
Foreign exchange gains, net	-	397	-	-
	778	1,754	-	227

(b) Financial expenses

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Interest expenses on:				
- bills payable	(1,091)	(768)	-	-
- factoring	(141)	(671)	-	-
- others	(298)	(343)	-	-
Foreign exchange losses, net	(107)	-	-	-
	(1,637)	(1,782)	-	-

22. Taxation

(a) Group income tax has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. Details of provision for Group foreign income tax are as follows:

	Group	
	2002 $'000	2001 $'000
Current tax		
- current year	2,583	2,540
Deferred tax		
- current year	535	1,051
	3,118	3,591

The Company

There is no tax expense for the Company as the income of the Company is exempt from all income taxes in the British Virgin Islands.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

22. Taxation (Continued)

The Group

The effective income tax rate of the Group for the year was 8.2% (2001: 10.8%). The reconciliation between tax and profit before taxation multiplied by the applicable tax rate is as follows:

	Group	
	2002 $'000	2001 $'000
Profit before taxation	38,279	33,098
Taxation on profit at the weighted average of the applicable tax rates (see (b) below)	3,142	3,586
Tax effect of interest income that was taxable at 20% & 7.5% (2001: 20% & 7.5%)	(1)	(2)
Translation adjustment	(29)	1
Others	6	6
	3,118	3,591

(b) The applicable weighted average tax rate is determined to be 8.2% (2001: 10.8%) and is calculated using the tax rates applicable in the jurisdictions where the companies in the Group operate. Although the Group's principal subsidiary is in the Philippines where the current tax rate is 32% (2001: 32%), the other companies in the Group operate their businesses in jurisdictions where they are subjected to lower tax rate or considered exempt from tax.

(c) The tax impact of temporary differences between the basis of assets and liabilities for financial reporting and taxation purposes that gives rise to deferred tax assets or liabilities are analysed as follows:

Group

	At beginning of year	Charged/ (credited) to profit and loss	Exchange difference	At end of year
	$'000	$'000	$'000	$'000
Deferred income tax liabilities				
Accelerated depreciation allowance	3,017	305	(80)	3,242
Deferred growing corps	5,386	250	(152)	5,484
	8,403	555	(232)	8,726
Deferred income tax assets				
Provisions	560	(113)	(19)	428
Foreign exchange differences	(15)	133	4	122
	545	20	(15)	550
Net deferred tax liabilities	7,858	535	(217)	8,176

(d) The total amount of potential income tax consequences that would arise from the payment of dividends to the shareholders of the Company, resulting from a withholding tax of 15% on the total revenue reserves as at 31 December 2002 of a subsidiary based in the Philippines, is approximately $13,210,000 (2001: $12,204,000).

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

23. Dividends

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
First and final dividend paid in respect of the previous financial year of 1.38 cents per share (2001: 1.25 cents) less tax at Nil%	14,788	13,907	14,788	13,907
Interim dividend paid of 0.41 cents per share (2001: Nil) less tax at Nil %	4,394	-	4,394	-
	19,182	13,907	19,182	13,907

Subsequent to the financial year, the directors declared a final dividend of 1.56 cents per share, less tax at Nil%, amounting to $16,717,415 in respect of the financial year ended 31 December 2002. These dividends have not been provided for in the financial year ended 31 December 2002.

24. Earnings Per Share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

	2002	2001
Net profit attributable to shareholders ($'000)	35,161	29,507
Weighted average number of ordinary shares in issue ('000)	1,071,629	1,080,925
Basic earnings per share (in cents)	3.28	2.73

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares which are the share options granted to employees.

In the diluted earnings per shares in relation to the share options, a calculation is done to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares for the financial year) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the 'unpurchased' shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. For the share options calculation, no adjustment is made to net profit attributable to shareholders.

	2002	2001
Net profit attributable to shareholders, representing amount used to determine diluted earnings per share ($'000)	35,161	29,507
Weighted average number of ordinary shares in issue ('000)	1,071,629	1,080,925
Adjustments for share options ('000)	-	-
Weighted average number of ordinary shares for diluted earnings per share ('000)	1,071,629	1,080,925
Diluted earnings per share (in cents)	3.28	2.73

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

25. Significant Related Party Transactions

The majority shareholders of the Company are Del Monte Holdings Limited (formerly known as Juliet Holdings S.A.) and MCI, Inc. (both incorporated in the British Virgin Islands). Del Monte Holdings Limited is an indirect wholly-owned subsidiary of Cirio Del Monte NV. (incorporated in the Netherlands). MCI, Inc. is a wholly-owned subsidiary of Macondray & Co., Inc. (incorporated in the Philippines).

The Group and the Company had significant transactions with related parties in terms agreed between the parties as follows:

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Income				
Sales to Cirio Del Monte group of companies	19,247	17,172	-	-
Sales to Macondray group of companies	1,549	3,407	-	-
Financial income from Cirio Del Monte group of companies	224	169	-	-
Financial income from Macondray group of companies	43	215	-	-
Sub-total	21,063	20,963	-	-
Expenses				
Purchases from Cirio Del Monte group of companies	166	1,492	-	-
Purchases from Macondray group of companies	2,248	1,393	-	-
Management fees to a subsidiary, DMS	-	-	220	203
Brokerage fees to RHB-Cathay	-	17	-	-
Purchases from Waterloo Land and Livestock Co. Pty. Ltd (WALLCO)*	4,875	-	-	-
Sub-total	7,289	2,902	220	203
Aggregate value	28,352	23,865	220	203

* WALLCO became an affiliated company in May 2002. Accordingly, no comparative figures are disclosed for prior financial year.

The transactions with related companies are carried out under commercial terms and conditions. Pricing for the sales of products are market driven, less certain allowances, with prices for certain supplemental volumes subject to a price floor mechanism intended to cover product costs. For purchases, the Group policy is to solicit for competitive quotations. Bids from any related party is evaluated on arm's length commercial terms and subject to bidding against third party interested suppliers. Purchases are awarded based on the lowest price quote.

The aggregate value of the sales, purchases and other transactions between the Group, Cirio Del Monte group and MCI group for the financial year 2002 amounted to $28.4 million (2001: $23.9 million). All related party transactions during the financial year (save for those below S$100,000) were conducted pursuant to the shareholders' mandate obtained at the Company's last Annual General Meeting ("AGM") held on 22 May 2002. The Company will seek a fresh mandate for recurrent related party transactions in the forthcoming AGM to be held on 14 May 2003.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

25. Significant Related Party Transactions (Continued)

Post employment benefits to management personnel and employees

Certain management personnel of the Group and directors of the Company are entitled to post employment benefits as defined under a subsidiary's defined benefit plan. The retirement plan covers substantially all of the subsidiary's officers and regular full-time employees. The benefits are based on a percentage of latest monthly salary and credited years of service (Note 14).

Shares issued and share options granted to directors

Pursuant to the Company's Initial Public Offering ("IPO") in 1999, Reserved Shares amounting to an aggregate of 19,829,000 ordinary shares of par value $0.01 each were issued to the then directors at the IPO price $0.63 each. As at 31 December 2002, the directors of the Company holding office at the end of the financial year held an aggregate of 3,214,000 (2001: 7,673,800) ordinary shares of par value $0.01 each.

Pursuant to an Executive Stock Option Plan, the Company granted 5,941,668 IPO Options to the then directors of the Company in 1999, under the same terms and conditions as those offered to other group executives (Note 3). As at 31 December 2002, the outstanding number of IPO Options granted to the directors of the Company holding office at the end of the financial year was 2,781,835 (2001: 3,159,835).

In addition on 2 March 2001, the Company granted 4,750,000 Market Share Options to the then directors of the Company, under the same terms and conditions as those offered to other group executives (Note 3). As at 31 December 2002, the outstanding number of Market Price Options granted to the directors of the Company holding office at the end of the financial year was 3,250,000 (2001: 3,250,000).

Management incentive plan

The Group has a management incentive plan which covers its managerial and executive personnel. This is a three-year plan wherein concerned personnel have to meet certain levels of performance during the three-year period to be entitled to bonuses, which will be paid only at the end of the three-year period. Each year, DMPI accrues for estimated liability for bonuses based on the current year performance.

During the year, an amount of approximately $1,861,000 (2001: $1,884,000) was charged to the profit and loss account in respect of the three-year (2000 – 2002) plan (Note 19) of which approximately $1,717,000 (2001: $498,000) was paid in December 2002.

Supply contracts

The Group has a long-term supply contract for pineapple products with Cirio Del Monte International, Inc., (formerly known as Del Monte International, Inc.) a member of the Cirio Del Monte group of companies, which had been in effect since 1990. Under this agreement , canned pineapples and juice, mixed tropical fruits and pineapple concentrate are supplied by the Group for distribution in European, African and Middle Eastern markets. Pricing in this contract is market driven, less certain allowances, with prices for certain product volumes subject to a price floor mechanism intended to cover product costs (Note 27(c)).

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

26. Contingencies

(a) The Group is contingently liable with respect to lawsuits, tax assessments, and certain matters arising out of the normal course of business. Management believes that the resolution of these contingencies will not have a material effect on the results of operations or the financial condition of the Group.

(b) As at 31 December 2002, the Group had outstanding letters of credit amounting to approximately $2.1 million (2001: $1.6 million).

(c) A subsidiary, DMPI has issued a corporate guarantee in favour of a bank for granting bank facilities totalling approximately $11.0 million to another subsidiary, GTL.

As at 31 December 2002, GTL has utilised $5.0 million (2001: Nil) of the said bank facilities.

27. Commitments

(a) **Operating lease commitments**

Based on the existing agreements, the future minimum rental commitments as at 31 December 2002 for all non-cancellable long-term leases of real property, offices, equipment and grower agreements (including the estimated rental on lands previously owned by NDC and submitted for land distribution in compliance with the CARL) are as follows:

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Within one year	3,343	3,719	-	-
Between one to five years	15,371	12,219	-	-
More than five years	44,218	32,553	-	-
	62,932	48,491	-	-

Included in the above were commitments denominated in Philippine Peso of PHP3,309 million (2001: PHP2,455 million).

Most of the above leases contain renewable options. Some of the leases contain escalation clauses but do not provide for contingent rents. Lease terms do not contain any restrictions on Group activities concerning dividends, additional debts or further leasing.

(b) **Future capital expenditure**

	Group		Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Capital expenditure not provided for in the financial statements				
- commitments in respect of contracts made	1,925	1,314	-	-
- uncommitted amounts approved by directors	4,206	8,616	-	-
	6,131	9,930	-	-

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

27. Commitments (Continued)

(c) Supply contracts

The Group has entered into long-term international supply contracts with six distributors in the normal course of business. Five of these distributors have exclusive rights to the Del Monte trademarks in their respective market territory or product category. The supply contracts with these parties are generally terminable by giving the other prior written notice of between 18 to 36 months (from certain pre-agreed dates onwards) or based on agreed expiry terms of the contracts, subject to options to renew the agreements and other terms and conditions as stated in each agreement with the respective distributor. Pricing of the sales of products under the supply contracts are generally market driven, less certain allowances, with prices for certain product volumes subject to a price floor mechanism intended to cover product costs.

(d) Forward foreign exchange contracts

A subsidiary has entered into forward exchange contracts with certain banks to hedge against foreign currency exposures during the year. As of 31 December 2002, there is no outstanding short-term forward exchange contracts (2001: no outstanding short-term forward exchange contract).

28. Financial Instruments

Aggregate banking facilities for trade financing (including letters of credit and bills purchase lines) and receivables factoring as at 31 December 2002 were $138.1 million, of which $20.2 million had been utilised (2001: $129.1 million of which $17.0 million had been utilised).

Financial risk management objectives and policies

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and approves policies for managing each of these risks and they are summarised below.

Interest rate risk

The Group obtains additional financing through bank borrowings and leasing arrangements. The Group's policy is to obtain the most favourable interest rate available without increasing its foreign currency exposure.

Surplus funds are placed with reputable banks.

Information on Group's interest rate exposure is also disclosed in the Notes on the Group's borrowings.

Liquidity risk

Short-term funding is obtained from short-term bank loans facilities.

Foreign exchange currency risk

Foreign currency risk arises from a change in foreign currency exchange rate, which is expected to have adverse effect on the Group in the current reporting period and in future years. The Group operates within the Asia Pacific region, Europe and America and companies within the Group maintain their books and records in their respective measurement currencies. The Group's accounting policy is to translate the profits/losses of overseas companies using the average exchange rates during the year.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

28. Financial Instruments (Continued)

Foreign exchange currency risk (Continued)

Net assets denominated in foreign currencies and held at the year end are translated into United States dollar, the Group's reporting currency, at exchange rates, approximating those prevailing at the balance sheet date. Fluctuations in the exchange rate between the measurement currencies and United States dollar will therefore have an impact on the Group. It is the Group's policy not to hedge exposures arising from such translations.

A subsidiary of the Group, operating in the Philippines, with measurement currencies in pesos, is exposed to the volatility in its foreign currency cash flows from sales and purchases denominated in foreign currencies, primarily in the United States Dollar and Euro. The subsidiary relies on hedging as a risk management tool.

The Group and its subsidiary companies, use forward exchange contracts to manage its foreign exchange exposure on forecasted imports, forecasted exports and existing foreign currency denominated receivables and payables.

Credit risk

The Group sells its products through major distributors in various geographical regions. Credit risk exposure to the Group lies in the outstanding trade receivables recorded in the balance sheet as at year end.

Apart from the above, the Company and the Group have no significant concentration of credit risk with any single counterparty or group counterparties.

Fair values

The carrying amounts of the following financial assets and financial liabilities approximate to their fair value: cash and bank balances, fixed deposits, trade debtors and creditors, other debtors and creditors and short-term borrowings.

Fair value of the amount due to an affiliated company (non-trade) included under non-current liabilities in the balance sheet is approximately $7,359,000 (2001: $6,656,000). The fair value has been determined by discounting the relevant cash flows using current interest rate for similar instrument at the balance sheet date.

29. Group Segmental Reporting

Primary reporting format - business segments

The Group sells its products on a worldwide basis. Its main business is the manufacture and sale of processed and fresh fruit products, which are broken down into three product segments. The product segments are processed products, beverages and non-processed products. Each segment primarily consists of the following product variety: (1) Processed products: pineapple solids, tropical mixed fruits, tomato-based products, pasta, vinegar and others; (2) Beverages: pineapple juice, juice drinks and pineapple concentrate; and (3) Non-processed products: cattle and fresh pineapples.

Segment assets consist primarily of operating assets such as fixed assets, other assets, inventories, trade and other debtors and other current assets. Unallocated assets comprise short-term deposits and cash and bank balances. Segment liabilities comprise operating liabilities. Unallocated liabilities comprise short-term borrowings, provision for taxation and deferred taxation. Capital expenditure comprises additions to fixed assets and intangible assets.

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

29. Group Segmental Reporting (Continued)

Primary reporting format - business segments (Continued)

Year ended 31 December 2002

	Processed Products $'000	Beverages $'000	Non-processed Products $'000	Consolidated $'000
Turnover	134,394	41,380	20,596	196,370
Profit from operations, representing segment result	29,404	7,734	2,000	39,138
Financial income	583	162	33	778
Profit before interest expense and taxation	29,987	7,896	2,033	39,916
Financial expenses				(1,637)
Profit before taxation				38,279
Taxation				(3,118)
Net profit attributable to shareholders				35,161
Segment assets	111,362	49,795	10,585	171,742
Unallocated assets				27,837
Consolidated total assets				199,579
Segment liabilities	24,235	6,474	1,577	32,286
Unallocated liabilities				24,547
Consolidated total liabilities				56,833
Capital expenditure	6,062	4,086	167	10,315
Depreciation	2,542	1,683	180	4,405
Amortisation	199	67	37	303
Non-cash expenses (net) other than depreciation and amortisation	1,315	521	(60)	1,776

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

29. Group Segmental Reporting (Continued)

Primary reporting format - business segments (Continued)

Year ended 31 December 2001

	Processed Products $'000	Beverages $'000	Non-processed Products $'000	Consolidated $'000
Turnover	128,556	33,993	19,754	182,303
Profit from operations, representing segment result	26,959	3,938	2,229	33,126
Financial income	1,419	249	86	1,754
Profit before interest expense and taxation	28,378	4,187	2,315	34,880
Financial expenses				(1,782)
Profit before taxation				33,098
Taxation				(3,591)
Net profit attributable to shareholders				29,507
Segment assets	108,873	41,314	10,646	160,833
Unallocated assets				24,165
Consolidated total assets				184,998
Segment liabilities	30,517	8,110	1,541	40,168
Unallocated liabilities				15,656
Consolidated total liabilities				55,824
Capital expenditure	9,192	5,621	127	14,940
Depreciation	2,254	1,269	200	3,723
Amortisation	200	64	38	302
Non-cash expenses (net) other than depreciation and amortisation	722	316	196	1,234

Notes to the Financial Statements (Continued)

for the year ended 31 December 2002
(Amounts in United States dollars unless otherwise stated)

29. Group Segmental Reporting (Continued)

Secondary reporting format - geographical segments

The Group's three business segments are managed on a worldwide basis through two main geographical areas, namely, Asia and Europe/North America.

	Turnover		Total assets		Capital expenditure	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Asia	133,783	122,837	199,579	184,998	10,315	14,940
Europe/North America	62,587	59,466	-	-	-	-
Total	196,370	182,303	199,579	184,998	10,315	14,940

Segmentation of revenue is based on the country in which the customer is located. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

30. Directors' Remuneration

Number of directors of the Company in the various remuneration bands are as follows:

	Group					
	Executive Directors		Non-executive Directors		Total	
	2002	2001	2002	2001	2002	2001
S$500,000 and above	1	-	-	-	1	-
S$250,000 to S$499,999	2	2	-	-	2	2
S$0 to S$249,999	-	1	8	8	8	9
	3	3	8	8	11	11

31. Comparative Figures

The comparative figures were audited by another firm of Certified Public Accountants in Singapore.

Statistics of Shareholdings

as at 31 March 2003

Authorised Share Capital : US$20,000,000
Issued and Fully Paid-up Capital : US$10,716,292
Class of Shares : Ordinary shares of US$0.01 each, with each ordinary share is entitled to one vote

Distribution of Shareholdings

Size of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 - 999	3	0.02	475	0.00
1,000 - 10,000	17,578	94.53	35,955,821	3.36
10,001 - 1,000,000	992	5.33	44,075,318	4.11
1,000,001 and above	23	0.12	991,597,580	92.53
Total	18,596	100.00	1,071,629,194	100.00

Twenty Largest Shareholders

No.	Name	No. of Shares	%
1	DBS Trustee Ltd	546,530,890	51.00
2	ABN Amro Nominees Singapore Pte Ltd	119,972,533	11.20
3	DBS Nominees Pte Ltd	82,546,122	7.70
4	United Overseas Bank Nominees Pte Ltd	63,665,000	5.94
5	Capital Intelligence Ltd	34,679,000	3.24
6	Arc Ventures Ltd	20,500,000	1.91
7	Citibank Nominees Singapore Pte Ltd	16,163,660	1.51
8	HSBC (Singapore) Nominees Pte Ltd	15,444,040	1.44
9	Raffles Nominees Pte Ltd	15,125,554	1.41
10	UOB Kay Hian Pte Ltd	11,760,596	1.10
11	MCI, Inc	10,853,223	1.01
12	Morgan Stanley Asia (Singapore) Securities Pte Ltd	10,582,485	0.99
13	FCC Equities Pte Ltd	9,509,000	0.89
14	DBS Vickers Securities (Singapore) Pte Ltd	6,575,164	0.62
15	G K Goh Stockbrokers Pte Ltd	5,481,163	0.51
16	Representations International (HK) Ltd	5,000,000	0.47
17	HL Bank Nominees (Singapore) Pte Ltd	4,861,000	0.45
18	Lin Shui Chin	3,215,000	0.30
19	OCBC Securities Pte Ltd	2,177,922	0.20
20	Walden AB Ayala Ventures Company, Inc	2,086,509	0.19
Total		986,728,861	92.08

Statistics of Shareholdings (Continued)

as at 31 March 2003

Substantial Shareholders (as recorded in the Register of Substantial Shareholders)

	Direct interest		Indirect interest		Total interest	
Name of shareholder	No. of shares	%[1]	No. of shares	%[1]	No. of shares	%[1]
Del Monte Holdings Ltd [2]	428,570,000	39.99	-	-	428,570,000	39.99
Del Monte Group Ltd [3]	-	-	428,570,000	39.99	428,570,000	39.99
MCI, Inc [4]	227,467,962	21.23	-	-	227,467,962	21.23
Macondray & Co, Inc. [5]	-	-	227,467,962	21.23	227,467,962	21.23
Martin P Lorenzo [5]	-	-	227,467,962	21.23	227,467,962	21.23
Tomas P Lorenzo [5]	540	-	227,467,962	21.23	227,468,502	21.23
Iona Investment Pte Ltd	69,354,122	6.47	-	-	69,354,122	6.47

Shareholdings in the Hand of the Public

Based on the information provided, to the best knowledge of the Directors and Substantial Shareholders of the Company, 32.3% of the issued share capital of the Company is held in the hands of the public as at 31 March 2003. Accordingly, Rule 723 of the Singapore Exchange Listing Manual has been complied with.

Notes:

(1) Based on 1,071,629,194 issued ordinary shares of US$0.01 each ("Shares") in the capital of the Company as at the date hereof.

(2) Del Monte Holdings Ltd ("DMH", formerly known as Juliet Holdings SA) is the beneficial owner of 310,772,467 Shares held by DBS Trustee Ltd and 117,797,533 Shares held by ABN Amro Nominees Singapore Pte Ltd.

(3) Del Monte Group Ltd ("DMG") holds all the issued shares in DMH and is deemed to have an interest in DMH's 428,570,000 Shares. Del Monte Group Overseas Ltd ("DMO") holds all the issued shares in DMG and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio Del Monte NV ("Cirio NV") holds all the issued shares in DMO and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio Finanziaria SpA ("Cirio SpA") holds all the issued shares in Cirio NV and is deemed to have an interest in DMH's 428,570,000 Shares. Cirio SpA is a company incorporated in Italy and whose shares are listed on the Milan Stock Exchange.

(4) MCI, Inc ("MCI") is the beneficial owner of 213,257,143 Shares held by DBS Trustee Ltd, 10,853,223 Shares held under its own name, MCI, and 3,357,596 Shares held by UOB Kay Hian Pte Ltd.

(5) Macondray & Co, Inc holds all the issued shares in MCI and is deemed to have an interest in MCI's 227,467,962 Shares. The Lorenzo Group (comprising members of the family of the late Luis F Lorenzo, Sr), which includes directors, Martin P Lorenzo and Tomas P Lorenzo, is deemed to have an interest in MCI's 227,467,962 Shares through Lapanday Holdings Corporation, St. Tropez Holdings Corporation, Macondray Holdings Corporation and Pioneer Ventures, Inc.

Proforma Group Financial Information*

for the year ended 31 December 2002
(Amounts in Singapore dollars)

	2002 S$'000	2001 S$'000
Turnover	353,466	326,322
Cost of sales	(248,630)	(228,859)
Gross Profit	104,836	97,463
Distribution and selling expenses	(19,949)	(21,947)
General and administration expenses	(5,879)	(6,047)
Other operating expenses	(8,559)	(10,174)
Profit from operations	70,449	59,295
Financial income	1,400	3,140
Financial expenses	(2,947)	(3,190)
Profit before taxation	68,902	59,245
Taxation	(5,612)	(6,428)
Net profit attributable to shareholders	63,290	52,817

* Basis of Presentation of Proforma Group Financial Information

The audited financial statements of the Group are expressed in United States dollars ($).

Given the Company's listing on the SGX-ST, for the convenience of certain readers, the above financial information for the years 2002 and 2001 have been presented in Singapore dollars (S$), which have been obtained by measurement of the S$ figures using the exchange rate of S$1.80 and S$1.79, respectively.

Such translations should not be construed as a representation that the $ amounts have been or could be converted into S$ at this or any other rates. In addition, the above financial information does not form part of the audited financial statements of the Group.

Corporate Information

Board of Directors

Chairman
Mr Tony Chew Leong-Chee, Independent Director

Vice-Chairman
Mr Aldo Marsegaglia, Non-Executive Director
(appointed on 29 November 2002)

Joint Managing Directors
Mr Martin P Lorenzo, Executive Director

Mr Thomas F Warner, Executive Director

Directors
Mr Filippo Fucile, Non-Executive Director

Mr Richard W Blossom, Executive Director

Mr Michael Hwang, Independent Director

Mr Godfrey E Scotchbrook, Independent Director

Mr Patrick L Go, Non-Executive Director

Mr Tomas P Lorenzo, Non-Executive Director
(appointed on 17 January 2003)

Mr Stephen Thorpe, Non-Executive Director
(appointed on 14 February 2003)

Executive Officers

Mr Alejandro T Castillo
President, Del Monte Philippines, Inc (DMPI)

Mr Kenneth Worsdale (joined on 24 March 2003)
Chief Financial Officer, DMPL and DMPI
Senior Vice-President, DMPI

Mr Richard W Blossom
Managing Director, DMPL Management Services Pte Ltd

Company Secretary

Ms Yvonne Choo, Singapore Secretary

Torman Limited, BVI Secretary

Assistant Company Secretary

Ms Regina Simona B de Guzman

Investor Relations And Mailing Address

c/o DMPL Management Services Pte Ltd
78 Shenton Way #26-01 Singapore 079120
Tel: +65 6324 6822
Fax: +65 6221 9477
Email: invest@delmontepacific.com
Website: www.delmontepacific.com

Registered Office

Craigmuir Chambers
Road Town, Tortola
British Virgin Islands
Tel: +284 494 2233
Fax: +284 494 3547

BVI Registrar And Share Transfer Office

HWR Services Limited
Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

Singapore Share Transfer Agent

Lim Associates Pte Ltd
10 Collyer Quay #19-08 Ocean Building
Singapore 049315

Independent Auditors

Ernst & Young
Certified Public Accountants
10 Collyer Quay #21-01 Ocean Building
Singapore 049315

Audit Partner: Mr Steven Phan Swee Kim
(appointed on 29 November 2002)

Principal Bankers

Australia and New Zealand Banking Group Limited

Credit Lyonnais Merchant Banking

American Depositary Receipt (ADR) Programme

ADR symbol PDMXY tradable in the over-the-counter (OTC) market in New York with The Bank of New York as the Depositary Bank

Listing & Trading Symbols

Listed on 2 August 1999 on the Singapore Exchange
Bloomberg: DELM SP
Reuters: DMPL.SI

Trademarks

Del Monte®, Del Monte Quality® and Shield in Colour are principal registered trademarks of the Group in the Philippines and Indian sub-continent territories. The Group's other trademarks include Today's®.

Del Monte Pacific Limited
c/o 78 Shenton Way #26-01 Singapore 079120
Tel: +65 6324 6822 Fax: +65 6221 9477 Email: invest@delmontepacific.com
Website: www.delmontepacific.com